Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including the Associated Preferred Share Purchase Rights)

of

Gentiva Health Services, Inc.

at

$14.50 Net Per Share

by

Kindred Healthcare Development 2, Inc.

A Wholly Owned Subsidiary of

Kindred Healthcare, Inc.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON JULY 16, 2014, UNLESS THE OFFER IS EXTENDED.

Kindred Healthcare Development 2, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Kindred Healthcare, Inc., a Delaware corporation (“Kindred”), is offering to purchase all outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of Gentiva Health Services, Inc., a Delaware corporation (“Gentiva”), together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) for $14.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Kindred and its subsidiaries, represents at least a majority of all then outstanding Shares (the “Minimum Tender Condition”), (ii) Kindred, the Purchaser and Gentiva having entered into a definitive merger agreement with respect to the acquisition of Gentiva by Kindred providing for a second step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Gentiva surviving as a wholly owned subsidiary of Kindred, without the requirement for approval of any stockholder of Gentiva, to be effected as soon as practicable following the consummation of the Offer, (iii) Gentiva’s board of directors (the “Gentiva Board”) having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of Gentiva and the Purchaser as described herein, (iv) the Gentiva Board having redeemed the Rights associated with the Shares or the Purchaser being satisfied, in its reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger as described herein, (v) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated as described herein (the “Antitrust Condition”) and (vi) Gentiva not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or Kindred’s ability to acquire the Shares or Gentiva or otherwise diminishing the expected value to Kindred of the acquisition of Gentiva. The Offer is also subject to certain other conditions contained in this Offer to Purchase.

The Purchaser currently intends that if, at the time the Offer is scheduled to expire, the Minimum Tender Condition is satisfied, but not all of the other conditions to the Offer are satisfied, the Purchaser will reduce the number of Shares subject to the Offer to a number equal to 14.9% of the outstanding Shares (or, if the Antitrust Condition has not then been satisfied, such lower percentage as would not require the expiration or termination of any waiting period under the HSR Act) and extend and waive certain conditions to the Offer. If the number of Shares subject to the Offer is so reduced, the Purchaser will provide holders of Shares with supplemental information, return all previously tendered Shares and extend the Offer for a period of at least 10 business days.

The consummation of the Offer is not conditioned on Kindred or the Purchaser obtaining financing.

Kindred and the Purchaser continue to seek a negotiated merger with Gentiva that would provide Gentiva stockholders with consideration consisting of either a combination of cash and shares of Kindred common stock or all cash. Subject to applicable law, Kindred and the Purchaser reserve the right to amend the Offer in any respect, including upon entering into a merger agreement with Gentiva, or to negotiate a merger agreement with Gentiva not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Kindred, the Purchaser and Gentiva and specified in such merger agreement.

This transaction has not been approved or disapproved by the Securities and Exchange Commission (“SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before making a decision with respect to the Offer.

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

June 17, 2014

IMPORTANT

Any stockholder of Gentiva who desires to tender all or a portion of such stockholder’s Shares in the Offer should either (i) complete and sign the accompanying Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, and mail or deliver the Letter of Transmittal together with the certificates representing tendered Shares and all other required documents to Computershare Trust Company, N.A., the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — Section 3 — Procedure for Tendering Shares — Book-Entry Transfer” or (ii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. The Rights are currently evidenced by the certificates representing the Common Stock, and by tendering shares of Common Stock, a stockholder will also tender the associated Rights. If the Distribution Date (as defined in “The Offer — Section 8 — Certain Information Concerning Gentiva — Preferred Share Purchase Rights”) occurs, stockholders will be required to tender one Right for each Share tendered in order to effect a valid tender of such Share.

Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in “The Offer — Section 3 — Procedure for Tendering Shares — Guaranteed Delivery.”

Questions and requests for assistance may be directed to the Information Agent or to the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies. Additionally, this Offer to Purchase, the related Letter of Transmittal and other materials relating to this Offer may be found at http://www.sec.gov.

TABLE OF CONTENTS

SUMMARY TERM SHEET		1

INTRODUCTION		9

THE OFFER		12

1.	Terms of the Offer	12

2.	Acceptance for Payment and Payment for Shares	14

3.	Procedure for Tendering Shares	14

4.	Withdrawal Rights	17

5.	Certain U.S. Federal Income Tax Consequences	18

6.	Price Range of Shares; Dividends	20

7.	Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations	20

8.	Certain Information Concerning Gentiva	21

9.	Certain Information Concerning the Purchaser and Kindred	24

10.	Source and Amount of Funds	25

11.	Background of the Offer; Other Transactions with Gentiva	25

12.	Purpose of the Offer; Plans for Gentiva; Statutory Requirements; Approval of the Proposed Merger	33

13.	Dividends and Distributions	36

14.	Conditions of the Offer	36

15.	Certain Legal Matters; Regulatory Approvals	40

16.	Legal Proceedings	42

17.	Fees and Expenses	43

18.	Miscellaneous	43

SCHEDULES

SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF KINDRED AND THE PURCHASER		I-1

SCHEDULE II SECURITIES TRANSACTIONS IN THE PAST 60 DAYS		II-1

i

SUMMARY TERM SHEET

Kindred Healthcare Development 2, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Kindred Healthcare, Inc., a Delaware corporation (“Kindred”), is offering to purchase all outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of Gentiva Health Services, Inc., a Delaware corporation (“Gentiva”), together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) for $14.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The following are some of the questions you, as a Gentiva stockholder, may have and answers to those questions. You should carefully read this Offer to Purchase and the accompanying Letter of Transmittal in their entirety because the information in this summary term sheet is not complete and additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal. Kindred and the Purchaser have included cross-references in this summary term sheet to other sections of the Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

The information concerning Gentiva contained herein and elsewhere in the Offer to Purchase has been taken from or is based upon publicly available documents or records of Gentiva on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Kindred and the Purchaser have not independently verified the accuracy and completeness of such information. Kindred and the Purchaser have no knowledge that would indicate that any statements contained herein relating to Gentiva taken from or based upon such documents and records filed with the SEC are untrue or incomplete in any material respect.

In this Offer to Purchase, unless the context requires otherwise the terms “we,” “our” and “us” refer to Kindred and its subsidiaries collectively.

Who is offering to buy my securities?

The Purchaser, Kindred Healthcare Development 2, Inc., is a Delaware corporation formed for the purpose of making this Offer to acquire all of the outstanding Shares of Gentiva. The Purchaser is a wholly owned subsidiary of Kindred, a Delaware corporation. Kindred is a healthcare services company that through its subsidiaries operates transitional care (“TC”) hospitals, inpatient rehabilitation hospitals (“IRFs”), nursing centers, assisted living facilities, a contract rehabilitation services business and a home health and hospice business across the United States. At March 31, 2014, Kindred’s hospital division operated 100 TC hospitals (certified as long-term acute care hospitals under the Medicare program) and five IRFs in 22 states. Kindred’s nursing center division operated 99 nursing centers and six assisted living facilities in 22 states. Kindred’s rehabilitation division provided rehabilitation services primarily in hospitals and long-term care settings. Kindred’s care management division (formerly known as Kindred’s home health and hospice division) primarily provided home health, hospice and private duty services from 157 locations in 13 states. See “The Offer — Section 9 — Certain Information Concerning the Purchaser and Kindred.”

What securities are you offering to purchase?

We are offering to acquire all of the outstanding Common Stock, and the associated Rights, of Gentiva. We refer to the Common Stock, together with the associated Rights, as the “Shares.” See “Introduction.”

How much are you offering to pay for my Shares and what is the form of payment?

We are offering to pay $14.50 per Share net to you, in cash, without interest and less any required withholding taxes. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not be required to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction.”

Why are you making the Offer?

We are making the Offer because we want to acquire the entire equity interest in Gentiva. If the Offer is consummated, we intend to complete a second-step merger with Gentiva in which Gentiva will become a wholly owned subsidiary of Kindred and all outstanding Shares that are not purchased in the Offer (other than Shares held by Kindred and its subsidiaries or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer (as further described herein, the “Proposed Merger”). See “The Offer — Section 12 — Purpose of the Offer; Plans for Gentiva; Statutory Requirements; Approval of the Proposed Merger.”

If, at the time the Offer is scheduled to expire, the Minimum Tender Condition (as defined below) is satisfied, but not all of the other conditions to the Offer are satisfied, we currently intend to amend the terms of the Offer to reduce the number of Shares subject to the Offer to a number equal to 14.9% of the outstanding Shares (or, if the Antitrust Condition (as defined below) has not then been satisfied, such lower percentage as would not require the expiration or termination of any waiting period under the HSR Act (as defined below)) and extend and waive certain conditions to the Offer. We currently intend to modify the Offer in this manner in order to allow us to acquire the maximum equity interest in Gentiva possible without triggering the Rights Agreement (as defined below), or “poison pill,” while providing immediate liquidity at a premium for stockholders choosing to tender their Shares. If we so reduce the number of Shares subject to the Offer, we will provide you with supplemental information, return all previously tendered Shares and extend the Offer for a period of at least 10 business days.

Kindred and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of Gentiva by Kindred and are prepared to begin such negotiations immediately.

Have you discussed this Offer with Gentiva?

We have previously expressed a desire to enter into a negotiated business combination with Gentiva. Recently, we sent to Gentiva a letter dated April 14, 2014 proposing a combination of the two companies, to which Gentiva sent a response letter dated April 28, 2014, rejecting the proposal. On May 5, 2014, we sent to Gentiva a letter proposing revised terms of a proposed combination, and on May 13, 2014, Gentiva rejected this proposal by letter. On May 27, 2014, we sent another letter to Gentiva reiterating that we were ready to negotiate a deal and expressing disappointment at the issuance by Gentiva of the Rights, commonly referred to as a “poison pill.”

Within ten business days of the date of this Offer to Purchase, Gentiva is required by law to publish, send or give to you (and file with the SEC) a statement as to whether it recommends acceptance or rejection of the Offer, that it has no opinion with respect to the Offer or that it is unable to take a position with respect to the Offer, and the reasons for any such position. See “The Offer — Section 11 — Background of the Offer; Other Transactions with Gentiva.”

How long will it take to complete your proposed transaction?

The timing of completing the Offer and the Proposed Merger will depend, among other things, on if and when Gentiva enters into a definitive merger agreement with us, the number of Shares we acquire pursuant to the Offer, and if and when any necessary approvals or waiting periods under the laws of the U.S., any state of the U.S. or any local governmental authority applicable to the purchase of Shares pursuant to the Offer or the

Proposed Merger expire or are terminated or obtained, as applicable, including but not limited to under any applicable antitrust law, without any actions or proceedings having been threatened or commenced by any federal, state or local government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger, as described herein.

Do I have to vote to approve the Offer or the Proposed Merger?

No. Your vote is not required. You simply need to tender your Shares if you choose to do so.

Both the board of directors of Gentiva (the “Gentiva Board”) and Gentiva stockholders will be required to approve the Proposed Merger, unless the Purchaser is able to consummate the Proposed Merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) or as a “short-form” merger pursuant to Section 253 of the DGCL, in which case neither the Gentiva Board nor the Gentiva stockholders will be required to approve the Proposed Merger. A short-form merger may be accomplished if at least 90% of the then outstanding Shares are acquired by the Purchaser. The Purchaser intends to complete the Offer only if the Merger Agreement Condition is satisfied and a sufficient number of Shares are tendered such that the Minimum Tender Condition is satisfied, permitting the Purchaser to rely on Section 251(h) of the DGCL to complete the second-step merger without the requirement of approval from the Gentiva stockholders, subject to satisfaction of the other conditions of Section 251(h), or if the Purchaser acquires sufficient shares to consummate a short-form merger. Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies from Gentiva stockholders. Any solicitation of proxies from Gentiva stockholders to approve the Proposed Merger will be made only pursuant to separate proxy materials complying with the requirements of the rules and regulations of the SEC.

Do you have the financial resources to complete the Offer and the Proposed Merger?

We estimate that we will need approximately $1.8 billion to purchase all outstanding Shares pursuant to the Offer and the Proposed Merger, to refinance certain debt of Gentiva and its subsidiaries and to pay related fees, commissions and expenses. Kindred expects to obtain the necessary funds from existing cash balances (including from proceeds of the recently announced offering of Kindred common stock), anticipated borrowings and/or public or private issuances of equity and/or equity-linked securities. Citigroup Global Markets Inc., in a letter to Kindred dated June 16, 2014, stated it was highly confident that it could arrange financing necessary for the Offer and the Proposed Merger, subject to the conditions set forth in that letter, which supersedes and replaces a highly confident letter dated May 5, 2014.

The consummation of the Offer is not conditioned on Kindred or the Purchaser obtaining financing. See “The Offer — Section 10 — Source and Amount of Funds.”

Is your financial condition material to my decision to tender in the Offer?

We do not believe our financial condition is material to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) Kindred, in light of its financial capacity in relation to the amount of consideration payable, believes it will have, and will be able to cause the Purchaser to have, sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn and (iv) if we consummate the Offer, we will seek to acquire all remaining Shares for the same cash price in the Proposed Merger and Kindred, in light of its financial capacity in relation to the amount of consideration payable, believes it will have, and will be able to cause the Purchaser to have, sufficient funds to consummate the Proposed Merger. See “The Offer — Section 10 — Source and Amount of Funds.”

What are the associated preferred share purchase rights?

According to Gentiva’s public filings, the Rights were issued pursuant to the Rights Agreement, dated as of May 22, 2014, between Gentiva and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”). Stockholder rights agreements, often referred to as “poison pills,” are anti-takeover devices established by companies to deter unsolicited takeover attempts. Under the Rights Agreement, stockholders have been issued the Rights, which upon the occurrence of certain triggering events, would permit stockholders who are not affiliated with an acquiring person (as defined in the Rights Agreement) to purchase Common Stock at a 50% discount or instead, if so elected by the Gentiva Board, to exchange the Rights at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of a new series of preferred stock, per Right. If we, or any of our associates or affiliates, collectively acquire 15% or more of the outstanding Common Stock (including derivative positions) and thereby trigger the Rights Agreement, purchases of Common Stock or exchanges of Rights for Common Stock or preferred stock by stockholders pursuant to the stockholder rights agreement would make our proposed acquisition substantially more expensive. It is a condition of the Offer that the Gentiva Board redeem the Rights or that we are satisfied, in our reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger. See Section 8 of this Offer to Purchase entitled “Certain Information Concerning Gentiva” and Section 14 of this Offer to Purchase entitled “Conditions of the Offer.”

How long do I have to decide whether to tender in the Offer?

You have until the expiration date of the Offer to tender. The Offer currently is scheduled to expire at 5:00 p.m., New York City time, on July 16, 2014. We may, in our sole discretion, extend the Offer from time to time for any reason. If the Offer is extended, we will issue a press release announcing the extension at or before 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — Section 1 — Terms of the Offer.”

We may elect to provide a “subsequent offering period” for the Offer. A subsequent offering period, if one is provided, will be an additional period of time beginning after we have purchased Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so. See “The Offer — Section 1 — Terms of the Offer.”

If we amend the terms of the Offer to reduce the number of Shares subject to the Offer to a number equal to 14.9% of the outstanding Shares (or, if the Antitrust Condition has not then been satisfied, such lower percentage as would not require the expiration or termination of any waiting period under the HSR Act) and waive certain conditions to Offer, we will return all previously tendered Shares and you will have a period of at least 10 business days to decide whether to tender in such revised Offer (or to withdraw previously tendered Shares).

What are the most significant conditions to the Offer?

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Kindred and its subsidiaries, represents at least a majority of all then outstanding Shares (the “Minimum Tender Condition”), (ii) Kindred, the Purchaser and Gentiva having entered into a definitive merger agreement with respect to the acquisition of Gentiva by Kindred providing for a second step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Gentiva surviving as a wholly owned subsidiary of Kindred, without the requirement for approval of any stockholder of Gentiva, to be effected as soon as practicable following the consummation of the Offer (the “Merger Agreement Condition”), (iii) the Gentiva Board having approved the Offer under Section 203 of the DGCL or our being satisfied, in our reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger of

Gentiva and the Purchaser as described herein (the “Section 203 Condition”), (iv) the Gentiva Board having redeemed the Rights associated with the Shares or our being satisfied, in our reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger as described herein (the “Rights Condition”), (v) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated as described herein (the “Antitrust Condition”) and (vi) Gentiva not being a party to any agreement or transaction having the effect of impairing, in our reasonable judgment, the Purchaser’s or Kindred’s ability to acquire the Shares or Gentiva or otherwise diminishing the expected value to Kindred of the acquisition of Gentiva (the “Impairment Condition”). See “The Offer — Section 14 — Conditions of the Offer” for a list of additional conditions to the Offer.

If we amend the terms of the Offer to reduce the number of Shares subject to the Offer to a number equal to 14.9% of the outstanding Shares (or, if the Antitrust Condition has not then been satisfied, such lower percentage as would not require the expiration or termination of any waiting period under the HSR Act), we currently intend to waive the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, the Rights Condition and the Antitrust Condition. If we so reduce the number of Shares subject to the Offer, we will provide you with supplemental information, return all previously tendered Shares and extend the Offer for a period of at least 10 business days.

The Offer is not conditioned on any financing arrangements or subject to a financing condition.

Do you intend to undertake a proxy solicitation to replace some or all of Gentiva’s directors with your nominees for directors at Gentiva’s 2015 annual stockholders’ meeting?

If the Gentiva Board has not taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied, we may determine to nominate, and solicit proxies for the election of, a slate of nominees for election at Gentiva’s 2015 annual stockholders’ meeting (any such solicitation, a “Proxy Solicitation”). Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with any Proxy Solicitation or otherwise. If we decide to nominate, and submit for the election of, a slate of nominees, any such solicitation will be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the SEC.

How will I be notified if the Offer is extended?

If we decide to extend the Offer, we will inform Computershare Trust Company, N.A., the Depositary for the Offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See “The Offer — Section 1 — Terms of the Offer.”

How do I tender my Shares?

To tender Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal and any other required documents, to the Depositary for the Offer, or tender such Shares pursuant to the procedure for book-entry transfer set forth in “The Offer — Section 3 — Procedure for Tendering Shares — Book-Entry Transfer,” not later than the time the Offer expires. If your Shares are held in street name by your broker, dealer, bank, trust company or other nominee, such nominee can tender your Shares through The Depository Trust Company. If you cannot deliver everything required to make a valid tender to the depositary before the expiration of the Offer, you may have a limited amount of additional time by having a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), guarantee, pursuant to a Notice of Guaranteed Delivery, that the missing items will be received by the depositary within three NASDAQ Global Select Stock Market (“NASDAQ”) trading days. However, the Depositary must receive the missing items within that three-trading-day period. See “The Offer — Section 3 — Procedure for Tendering Shares — Guaranteed Delivery.”

If the Distribution Date occurs, you must tender one Right for each share of Common Stock tendered in order to validly tender Shares in the Offer. See “The Offer — Section 8 — Certain Information Concerning Gentiva — Preferred Share Purchase Rights.”

Until what time can I withdraw tendered Shares?

You can withdraw tendered Shares at any time until the Offer has expired, and, if we have not agreed to accept your Shares for payment by August 16, 2014, you can withdraw them at any time after such time until we accept such Shares for payment. You may not, however, withdraw Shares tendered during a subsequent offering period, if one is provided. See “The Offer — Section 4 — Withdrawal Rights.”

How do I withdraw tendered Shares?

To withdraw tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information, to the Depositary while you have the right to withdraw the Shares. See “The Offer — Section 4 — Withdrawal Rights.”

When and how will I be paid for my tendered Shares?

Subject to the terms and conditions of the Offer, we will pay for all validly tendered and not validly withdrawn Shares promptly after the later of the date of expiration of the Offer and the satisfaction or waiver of the conditions to the Offer set forth in “The Offer — Section 14 — Conditions of the Offer.”

We will pay for your validly tendered and not validly withdrawn Shares by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in “The Offer — Section 3 — Procedure for Tendering Shares — Book-Entry Transfer”), a properly completed, timely received and duly executed Letter of Transmittal (or facsimile thereof) and any other required documents for such Shares. See “The Offer — Section 2 — Acceptance for Payment and Payment for Shares.”

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

If (i) we enter into a definite merger agreement for the acquisition of Gentiva by Kindred providing for a second step merger pursuant to Section 251(h) of the DGCL, (ii) the conditions of Section 251(h) can be satisfied, and (iii) pursuant to the terms of the Offer, we accept for payment and pay for at least that number of Shares which, when added to Shares then owned by Kindred or any of its subsidiaries, shall constitute a majority of all then outstanding Shares, we expect to consummate a second-step merger pursuant to Section 251(h) of the DGCL with Gentiva in which Gentiva will become a wholly owned subsidiary of Kindred. If we determine that Section 251(h) is unavailable for any reason, then if, following consummation of the Offer, we accept for payment and pay for at least that number of Shares which, when added to Shares then owned by Kindred and its subsidiaries, represents at least 90% of the outstanding Shares, we intend to complete the second-step merger as a “short-form” merger under the DGCL. In the Proposed Merger, all Shares that were not purchased in the Offer will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. If the Proposed Merger takes place, stockholders who did not validly tender Shares in the Offer (other than Shares held by Kindred or its subsidiaries and Shares owned by stockholders who properly perfect their appraisal rights under the DGCL) will receive the same amount of cash per Share that they would have received had they validly tendered their Shares in the Offer. See “The Offer — Section 12 — Purpose of the Offer; Plans for Gentiva; Statutory Requirements; Approval of the Proposed Merger.”

The treatment of your Shares if the Proposed Merger does take place and you properly perfect your appraisal rights is discussed in “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals.”

If a majority of the Shares are tendered and accepted for payment, and the other conditions to the consummation of the Offer have been satisfied, will Gentiva continue as a public company?

As described above, we currently intend, promptly following consummation of the Offer, to seek to acquire all remaining Shares in the Proposed Merger. If the Proposed Merger takes place, Gentiva will no longer be publicly owned. Even if the Proposed Merger does not take place, if we purchase all the tendered Shares, it is possible that there may be so few remaining stockholders and publicly held Shares that the Shares will no longer be eligible to be traded on a securities exchange, that there may not be an active or liquid public trading market for the Shares, and/or that Gentiva may cease to make filings with the SEC or otherwise cease to be required to comply with the SEC rules relating to publicly held companies. See “The Offer — Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.”

If I decide not to tender, how will the Offer affect my Shares?

As described above, if the Offer is successful, we currently intend, promptly following consummation of the Offer, to seek to acquire all remaining Shares in the Proposed Merger. If the Proposed Merger is consummated, stockholders who did not tender their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Proposed Merger does not take place for any reason, the number of stockholders and the number of Shares that are still in the hands of the public following consummation of the Offer may be so small that there will no longer be an active or liquid public trading market (or, possibly, any public trading market) for Shares, which may affect prices at which Shares trade. Also, Gentiva may cease to make filings with the SEC or to be required to comply with the SEC rules relating to publicly held companies. See “The Offer — Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.”

Are appraisal rights available in either the Offer or the Proposed Merger?

Appraisal rights are not available in the Offer. If the Proposed Merger is consummated, holders of Shares at the effective time of the Proposed Merger who do not vote in favor of, or consent to, the Proposed Merger and who comply with Section 262 of the DGCL will have the right to demand appraisal of their Shares. Under Section 262 of the DGCL, stockholders who demand appraisal and comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Proposed Merger, and to receive payment of that fair value in cash, together with a fair rate of interest, if any. Any judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Proposed Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Proposed Merger. See “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals.”

What is the market value of my Shares as of a recent date?

On May 14, 2014, the last trading day before the first public announcement of our proposal to the Gentiva Board to acquire Gentiva, the last reported sales price of the Shares reported on NASDAQ was $8.54. On June 16, 2014, the last trading day before commencement of the Offer, the last reported sales price of the Shares was $13.99. The Offer price of $14.50 per Share represents a premium of approximately 70% over Gentiva’s closing stock price on May 14, 2014, the last trading day before we publicly announced our proposal, and a premium of approximately 64% over the volume-weighted average closing price of Common Stock for the 60 days preceding that announcement. Gentiva stockholders are encouraged to obtain a recent quotation for shares of Common Stock before deciding whether or not to tender your Shares. See “The Offer — Section 6 — Price Range of Shares; Dividends.”

What are the material U.S. federal income tax consequences of participating in the Offer?

In general, the receipt of cash in exchange for Shares pursuant to the Offer, during a subsequent offering period, if one is provided, or as a result of the Proposed Merger will be a taxable transaction for U.S. federal income tax purposes. See “The Offer — Section 5 — Certain U.S. Federal Income Tax Consequences.”

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer, the exchange of your Shares in a subsequent offering period, if one is provided, or the Proposed Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

Who can I talk to if I have questions about the Offer?

You can call D.F. King & Co., Inc., the information agent for the Offer, banks and brokerage firms at (212) 269-5550 (collect), all others at (800) 859-8508 (toll-free) or email: gentivaoffer@dfking.com. See the back cover of this Offer to Purchase.

To the Stockholders of Gentiva Health Services, Inc.:

INTRODUCTION

Kindred Healthcare Development 2, Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Kindred Healthcare, Inc., a Delaware corporation (“Kindred”), is offering to purchase all outstanding shares of common stock, par value $0.10 per share (the “Common Stock”), of Gentiva Health Services, Inc., a Delaware corporation (“Gentiva”), together with the associated preferred share purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) for $14.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Stockholders who have Shares registered in their own names and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), will not have to pay brokerage fees, commissions or similar expenses. Stockholders with Shares held in street name by a broker, dealer, bank, trust company or other nominee should consult with their nominee to determine whether such nominee will charge a fee for tendering Shares on their behalf. Except as set forth in Instruction 6 of the Letter of Transmittal, stockholders will not be obligated to pay transfer taxes on the sale of Shares pursuant to the Offer. We will pay all charges and expenses of Citigroup Global Markets Inc. (the “Dealer Manager”), the Depositary and D.F. King & Co., Inc. (the “Information Agent”) incurred in connection with their services in such capacities in connection with the Offer. See “The Offer — Section 17 — Fees and Expenses.”

The consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Kindred and its subsidiaries, represents at least a majority of all then outstanding Shares (the “Minimum Tender Condition”), (ii) Kindred, the Purchaser and Gentiva having entered into a definitive merger agreement with respect to the acquisition of Gentiva by Kindred providing for a second step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Gentiva surviving as a wholly owned subsidiary of Kindred, without the requirement for approval of any stockholder of Gentiva, to be effected as soon as practicable following the consummation of the Offer (the “Merger Agreement Condition”), (iii) Gentiva’s board of directors (the “Gentiva Board”) having approved the Offer under Section 203 of the DGCL or our being satisfied, in our reasonable judgment, that Section 203 of the DGCL is inapplicable to the Offer and the merger (the “Proposed Merger”) of Gentiva and the Purchaser as described herein (the “Section 203 Condition”), (iv) the Gentiva Board having redeemed the Rights associated with the Shares or our being satisfied, in our reasonable judgment, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the Proposed Merger as described herein (the “Rights Condition”), (v) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), having expired or been terminated as described herein (the “Antitrust Condition”) and (vi) Gentiva not being a party to any agreement or transaction having the effect of impairing, in our reasonable judgment, the Purchaser’s or Kindred’s ability to acquire the Shares or Gentiva or otherwise diminishing the expected value to Kindred of the acquisition of Gentiva (the “Impairment Condition”). See “The Offer — Section 14 — Conditions of the Offer” for a list of additional conditions to the Offer.

We currently intend that if, at the time the Offer is scheduled to expire, the Minimum Tender Condition is satisfied, but not all of the other conditions to the Offer are satisfied, we will amend the terms of the Offer to reduce the number of Shares subject to the Offer to a number equal to 14.9% of the outstanding Shares (or, if the Antitrust Condition has not then been satisfied, such lower percentage as would not require the expiration or termination of any waiting period under the HSR Act). If we amend the Offer in this manner, we currently intend to waive the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, the Rights Condition and the Antitrust Condition. If we reduce the number of Shares subject to the Offer, we will provide you with supplemental information, return all previously tendered Shares and extend the Offer for a period of at least 10 business days.

The consummation of the Offer is not conditioned on Kindred or the Purchaser obtaining financing.

As of the date of this Offer to Purchase, Kindred and its subsidiaries beneficially own 100 Shares, representing less than one percent of the outstanding Shares. According to Gentiva’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 12, 2014, as of May 7, 2014 there were 36,841,371 Shares issued and outstanding and, as of March 31, 2014, there were outstanding options to purchase approximately 4,426,014 Shares and 352,418 Shares issuable under outstanding deferred stock unit awards. The purpose of the Offer is to acquire the entire equity interest in Gentiva. If the Offer is consummated, we intend to complete a second-step merger with Gentiva in which Gentiva will become a wholly owned subsidiary of Kindred and all outstanding Shares that are not purchased in the Offer (other than Shares held by Kindred and its subsidiaries or stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer. If the Minimum Tender Condition, the Merger Agreement Condition and the other conditions of the Offer are satisfied and the Offer is consummated, the Proposed Merger may be effected as soon as practicable following consummation of the Offer pursuant to Section 251(h) of the DGCL without the affirmative vote of the Gentiva stockholders, subject to satisfaction of the other conditions to Section 251(h) of the DGCL. Under the DGCL, if the Proposed Merger cannot be effected pursuant to Section 251(h) and we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we would be able to consummate the Proposed Merger as a “short-form” second step merger pursuant to Section 253 of the DGCL without a vote of the Gentiva Board or its stockholders. If we waive the Merger Agreement Condition, consummate the Offer and do not acquire at least 90% of the outstanding Shares, under the DGCL we may have to seek approval of the Proposed Merger by Gentiva’s stockholders. In such cases, approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares. In addition, if the Section 203 Condition is not satisfied but we elect to consummate the Offer, Section 203 could significantly delay our ability to consummate the Proposed Merger. See “The Offer — Section 12 — Purpose of the Offer; Plans for Gentiva; Statutory Requirements; Approval of the Proposed Merger.”

If the Gentiva Board has not taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied, we may determine to nominate, and solicit proxies for the election of, a slate of nominees (each, a “Nominee” and collectively, the “Nominees”) for election at Gentiva’s 2015 annual stockholders’ meeting (any such solicitation, a “Proxy Solicitation”). Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with any Proxy Solicitation or otherwise. We reserve the right, however, at any time to determine not to commence a Proxy Solicitation (or to terminate a Proxy Solicitation) if we determine it to be in our best interests to do so or if we determine that a Proxy Solicitation is unnecessary.

Whether or not we propose a merger or other similar business combination with Gentiva and whether or not our Nominees are elected pursuant to a Proxy Solicitation, we currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the Gentiva Board. We intend, promptly after the consummation of the Offer, to request that some or all of the current members of the Gentiva Board resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the Gentiva Board.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with a Proxy Solicitation or otherwise. If we decide to nominate, and solicit proxies for the election of, a slate of Nominees, any such solicitation would be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the SEC.

No appraisal rights are available in connection with the Offer; however, stockholders may have appraisal rights, if properly exercised under the DGCL and not withdrawn, in connection with the Proposed Merger. See “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals.”

Kindred and the Purchaser continue to seek a negotiated merger with Gentiva that would provide Gentiva stockholders with consideration consisting of either a combination of cash and shares of Kindred common stock or all cash, and are prepared to begin such negotiations immediately. Subject to applicable law, Kindred and the Purchaser reserve the right to amend the Offer in any respect, including upon entering into a merger agreement with Gentiva, or to negotiate a merger agreement with Gentiva not involving a tender offer pursuant to which the Purchaser would terminate the Offer and the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Kindred, the Purchaser and Gentiva and specified in the merger agreement.

In the event the Offer is terminated or not consummated, or after the expiration of the Offer, we reserve the right, subject to applicable law, to purchase additional Shares not tendered in the Offer. Such purchases may be made in the open market or through privately negotiated transactions, tender offers or otherwise. Any such purchases may be on the same terms as, or on terms more or less favorable than, the terms of this Offer. Any possible future purchases by us will depend on many factors, including the results of the Offer, our business and financial position and general economic and market conditions.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should carefully read both in their entirety before you make a decision with respect to the Offer.

THE OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not previously validly withdrawn in accordance with “The Offer — Section 4 — Withdrawal Rights.” “Expiration Date” means 5:00 p.m., New York City time, on July 16, 2014, unless extended, in which event “Expiration Date” means the time and date at which the Offer, as so extended, shall expire.

The Offer is subject to the conditions set forth in “The Offer — Section 14,” which include, among other things, satisfaction of the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, the Antitrust Condition, the Rights Condition and the Impairment Condition. If any such condition is not satisfied, we may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in “The Offer — Section 4 — Withdrawal Rights,” retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. However, if, at the time the Offer is scheduled to expire, the Minimum Tender Condition is satisfied, but not all of the other conditions to the Offer are satisfied, we currently intend to amend the terms of the Offer to reduce the number of Shares subject to the Offer to a number equal to 14.9% of the outstanding Shares (or, if the Antitrust Condition has not then been satisfied, such lower percentage as would not require the expiration or termination of any waiting period under the HSR Act). If we amend the Offer in this manner, we currently intend to waive the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, the Rights Condition and the Antitrust Condition. If we so reduce the number of Shares subject to the Offer, we will provide you with supplemental information, return all previously tendered Shares and extend the Offer for a period of at least 10 business days.

Subject to any applicable rules and regulations of the SEC, we expressly reserve the right, but not the obligation, in our sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to the Depositary and by making a public announcement of the extension. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

As of the date of this Offer to Purchase, the Rights do not trade separately. Accordingly, by tendering Common Stock you are automatically tendering an equal number of Rights. If the Rights separate from the associated shares of Common Stock after the Distribution Date (as defined in “The Offer — Section 8 — Certain Information Concerning Gentiva — Preferred Share Purchase Rights”), tendering stockholders will be required to deliver a number of Rights certificates with the Common Stock equal to the number of shares of Common Stock delivered (or confirmation of book-entry transfer, if available, of such Rights).

If we decrease the percentage of Shares being sought or increase or decrease the consideration to be paid for Shares pursuant to the Offer and the Offer is scheduled to expire at any time before the expiration of a period of 10 business days from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified below, the Offer shall be extended until the expiration of such period of 10 business days. If we make any other material change in the terms of or information concerning the Offer or waive a material condition of the Offer, we will extend the Offer, if required by applicable law, for a period sufficient to allow you to consider the amended terms of the Offer. In a published release, the SEC has stated that in its view an offer must remain open for a minimum period of time following a material change in the terms of such offer and that the waiver of a condition such as the Minimum Tender Condition is a material change in the terms of an offer. The release states that an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and that if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of 10 business days may be required to allow adequate dissemination and investor response.

“Business day” means any day other than Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

If we extend the Offer, are delayed in accepting for payment or paying for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain all Shares tendered on our behalf, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as provided in “The Offer — Section 4 — Withdrawal Rights.” Our reservation of the right to delay acceptance for payment of or payment for Shares is subject to applicable law, which requires that we pay the consideration offered or return the Shares deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. In the case of an extension of the Offer, we will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

After the expiration of the Offer, if the Proposed Merger cannot for any reason be effected, we may, in our sole discretion, but are not obligated to, provide a subsequent offering period of at least three business days to permit additional tenders of Shares (a “Subsequent Offering Period”). A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender shares not tendered in the Offer (a “Subsequent Offer”). A Subsequent Offering Period, if one is provided, is not an extension of the Offer, which already will have been completed.

No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is provided.

Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we may provide a Subsequent Offering Period so long as, among other things, (i) the initial offering period of at least 20 business days has expired, (ii) we immediately accept and promptly pay for all securities validly tendered during the Offer, (iii) we announce the results of the Offer, including the approximate number and percentage of Shares deposited in the Offer, no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date and immediately begin the Subsequent Offering Period and (iv) we immediately accept and promptly pay for Shares as they are tendered during the Subsequent Offering Period.

We do not currently intend to provide a Subsequent Offering Period, although we reserve the right to do so. If we elect to include or extend a Subsequent Offering Period, we will make a public announcement of such inclusion or extension no later than 9:00 a.m., Eastern time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period.

We will make a request to Gentiva for its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. We will send this Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if we extend or amend the Offer, the terms and conditions of any such extension or amendment), we will accept for payment and pay for all Shares validly tendered before the Expiration Date and not withdrawn promptly after the Expiration Date. We expressly reserve the right, in our sole discretion, but subject to applicable laws, to delay acceptance for and thereby delay payment for Shares in order to comply with applicable laws or if any of the conditions referred to in “The Offer — Section 14 — Conditions of the Offer” have not been satisfied or if any event specified in such Section has occurred. Subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for Shares until satisfaction of all conditions to the Offer. For a description of our right to terminate the Offer and not accept for payment or pay for Shares or to delay acceptance for payment or payment for Shares, see “The Offer — Section 14 — Conditions of the Offer.” If we increase the consideration to be paid for Shares pursuant to the Offer, we will pay such increased consideration for all Shares purchased pursuant to the Offer.

We will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in “The Offer — Section 3 — Procedure for Tendering Shares”)) and, if the Rights separate from the associated shares of Common Stock under the terms of the Rights Agreement (as defined in “The Offer — Section 8 — Certain Information concerning Gentiva — Preferred Share Purchase Rights”), certificates for Rights (or a confirmation of book-entry transfer, if available, of such Rights into the Depositary’s account at the Book-Entry Transfer Facility), (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) and (iii) any other required documents. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Section 3 — Procedure for Tendering Shares.” Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times. Under no circumstances will we pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

For purposes of the Offer, we shall be deemed to have accepted for payment tendered Shares when, as and if we give oral or written notice of our acceptance to the Depositary.

We will pay the same per Share consideration pursuant to the Offer to all stockholders.

We reserve the right to transfer or assign, in whole or in part from time to time, to one or more of our affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve us of our obligations under the Offer or prejudice your rights to receive payment for Shares validly tendered and accepted for payment.

If any tendered Shares are not accepted for payment pursuant to the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to you, as promptly as practicable following the expiration or termination of the Offer.

3. Procedure for Tendering Shares.

Valid Tender of Shares. In order for you to validly tender Shares pursuant to the Offer, either (i) the Depositary must receive at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof) or Agent’s Message (as defined below)

in lieu of a Letter of Transmittal and any other documents required by the Letter of Transmittal and (b) certificates for the Shares (including, if the Rights separate from the Common Stock under the terms of the Rights Agreement, certificates for the Rights) to be tendered or delivery of such Shares (including, if the Rights separate from the Common Stock under the terms of the Rights Agreement, certificates for the Rights) pursuant to the procedures for book-entry transfer described below (and a confirmation of such delivery including an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be complied with.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at your sole option and risk, and delivery of your Shares will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by book-entry confirmation). If certificates for Shares are sent by mail, we recommend registered mail with return receipt requested, properly insured, in time to be received on or prior to the Expiration Date.

The valid tender of Shares pursuant to any one of the procedures described above will constitute your acceptance of the Offer, as well as your representation and warranty that (i) you own the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act, (ii) the tender of such Shares complies with Rule 14e-4 under the Exchange Act, (iii) you have the full power and authority to tender, sell, assign and transfer the Shares tendered, as specified in the Letter of Transmittal and (iv) when the same are accepted for payment by the Purchaser, the Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims.

Our acceptance for payment of Shares tendered by you pursuant to the Offer will constitute a binding agreement between us with respect to such Shares, upon the terms and subject to the conditions of the Offer.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares for purposes of the Offer at The Depository Trust Company (the “Book-Entry Transfer Facility”) after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry transfer of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees or an Agent’s Message and any other required documents must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the guaranteed delivery procedure described below must be complied with. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a book-entry confirmation stating that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received, and agrees to be bound by, the terms of the Letter of Transmittal and that we may enforce such agreement against such participant.

Signature Guarantees. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a member of a recognized Medallion Program approved by The Securities Transfer Association Inc., including the Securities Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP) or any other “eligible guarantor institution” (as such term is defined in Rule 17Ad-15 under the Exchange Act) (each an “Eligible Institution”), unless (i) the Letter of Transmittal is signed by the registered holder of the Shares tendered therewith and such holder has not completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) such Shares are tendered for the account of an Eligible Institution. See Instructions 1, 5 and 7 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered holder of the certificates surrendered, the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed as aforesaid. See Instructions 1, 5 and 7 of the Letter of Transmittal.

Guaranteed Delivery. If you wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary by the Expiration Date or cannot complete the procedure for delivery by book-entry transfer on a timely basis, you may nevertheless tender such Shares if all of the following conditions are met:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by us is received by the Depositary, as provided below, by the Expiration Date; and

(iii) the certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof) together with any required signature guarantee or an Agent’s Message and any other required documents, are received by the Depositary within three NASDAQ Global Select Stock Market (“NASDAQ”) trading days after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered or transmitted by telegram, telex, facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made pursuant to the Offer, each eligible tendering U.S. Holder (as defined in “The Offer — Section 5 — Certain U.S. Federal Income Tax Consequences”) should complete and return the Internal Revenue Service (“IRS”) Form W-9 included with the Letter of Transmittal. Eligible tendering Non-U.S. Holder (as defined in “The Offer — Section 5 — Certain U.S. Federal Income Tax Consequences”) should complete and submit IRS Form W-8BEN (or other applicable IRS Form W-8), which can be obtained from the Depositary or at http://www.irs.gov. For a more detailed discussion of backup withholding, see “The Offer — Section 5 — Certain U.S. Federal Income Tax Consequences.”

Appointment of Proxy. By executing a Letter of Transmittal (or facsimile thereof) or, in the case of a book-entry transfer, by delivery of an Agent’s Message in lieu of a Letter of Transmittal, you irrevocably appoint our designees as your attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of your rights with respect to the Shares tendered and accepted for payment by us (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). This power-of-attorney and proxy will be governed by and construed in accordance with the laws of the State of Delaware and applicable federal securities laws. All such powers-of-attorney and proxies are irrevocable and coupled with an interest in the tendered Shares (and such other Shares and securities). Such appointment is effective only upon our acceptance for payment of such Shares. Upon such acceptance for payment, all prior powers-of-attorney, proxies and consents granted by you with respect to such Shares (and such other Shares and securities) will, without further action, be revoked, and no subsequent powers-of-attorney, proxies or consents may be given (and, if previously given, will cease to be effective). Our designees will be empowered to exercise all your voting and other rights with respect to such Shares (and such other Shares and securities) as they, in their sole discretion, may deem proper at any annual, special or adjourned meeting of

Gentiva’s stockholders, or with respect to any actions by written consent in lieu of any such meeting or otherwise. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, we or our designee must be able to exercise full voting, consent and other rights with respect to such Shares (and such other Shares and securities) (including voting at any meeting of stockholders).

The foregoing proxies are effective only upon acceptance for payment of Shares pursuant to the Offer. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of Gentiva’s stockholders.

Determination of Validity. Kindred will interpret the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto). All questions as to the form of documents and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our discretion. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any condition of the Offer to the extent permitted by applicable law or any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of the Purchaser, Kindred or any of their respective affiliates or assigns, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

4. Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares are irrevocable. You may withdraw Shares that you have previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after August 16, 2014, unless such Shares have been accepted for payment as provided in this Offer to Purchase. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4.

For your withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered. However, withdrawn Shares may be re-tendered by again following one of the procedures described in “The Offer — Section 3 — Procedure for Tendering Shares” at any time before the Expiration Date.

If we provide a Subsequent Offering Period (as described in more detail in “The Offer — Section 1 — Terms of the Offer”) following the Offer, no withdrawal rights will apply to Shares tendered in such Subsequent

Offering Period and no withdrawal rights apply during such Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and our determination shall be final and binding. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of Kindred, the Purchaser, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

5. Certain U.S. Federal Income Tax Consequences.

This section describes the material United States federal income tax consequences to “U.S. Holders” and “Non-U.S. Holders” (in each case, as defined below) of Shares whose Shares are tendered and accepted for payment pursuant to this Offer or during a Subsequent Offering Period, if one is provided, or whose Shares are converted into the right to receive cash in the Proposed Merger. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), regulations thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This summary does not address any tax consequences arising under state, local or foreign tax laws or U.S. federal estate or gift tax laws.

This discussion is limited to holders who hold Shares as capital assets for U.S. federal income tax purposes. This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of such holder’s particular circumstances. This discussion also does not address all U.S. federal income tax considerations that may be relevant to holders that are subject to special tax rules, including, without limitation, expatriates and certain former citizens of the United States, U.S. Holders whose functional currency is not the U.S. dollar, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax qualified retirement plans, persons liable for the alternative minimum tax, persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment and holders who acquired their Shares through stock options or stock purchase plan programs or other compensatory arrangements.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of Shares (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

We recommend that you consult your own tax advisor to determine the tax consequences to you of participating in the Offer, a Subsequent Offering Period or the Proposed Merger in light of your particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

U.S. Holders

Consequences of the Offer. The receipt of cash by U.S. Holders in exchange for Shares pursuant to the Offer, during a Subsequent Offering Period, if one is provided, or the Proposed Merger will each be a taxable transaction for U.S. federal income tax purposes. In general, you will recognize a capital gain or loss in an amount equal to the difference, if any, between the amount of cash received and your adjusted basis in the Shares exchanged. Gain or loss will be determined separately for each block of Shares (that is, Shares acquired at the same price in a single transaction) exchanged. If you are a non-corporate U.S. Holder who has held the Shares for more than one year, any such capital gain will generally be taxed at preferential rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Payments made to U.S. Holders pursuant to the Offer, during a Subsequent Offering Period, if one is provided, or the Proposed Merger will be subject to information reporting and may be subject to backup withholding. To avoid backup withholding, each U.S. Holder that does not otherwise establish an exemption should complete and return the IRS Form W-9 included with the Letter of Transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided is correct and such U.S. Holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Consequences of the Offer. Subject to the discussion below under “— Information Reporting and Backup Withholding,” a Non-U.S. Holder who receives cash in exchange for Shares pursuant to the Offer, during a Subsequent Offering Period, if one is provided, or the Proposed Merger generally will not be subject to United States federal income tax or withholding on any gain recognized, unless:

•	the gain, if any, is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States, and if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the exchange, and certain other requirements are met.

Gain on the Shares that is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) will be subject to U.S. federal income tax on a net basis at the graduated rates applicable to U.S. persons generally (and, with respect to corporate Non-U.S. Holders, may also be subject to a branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty). Gain described in the second bullet of the preceding paragraph generally will be subject to a flat 30% tax (unless reduced or eliminated by an applicable income tax treaty).

Information Reporting and Backup Withholding. Payments made to Non-U.S. Holders pursuant to the Offer, during a Subsequent Offering Period, if one is provided, or the Proposed Merger may be subject to information reporting and backup withholding. To avoid backup withholding, each Non-U.S. Holder should complete and submit a properly executed IRS Form W-8BEN (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption. Backup withholding is not an additional tax. Non-U.S. Holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6. Price Range of Shares; Dividends.

The Shares are listed and principally traded on NASDAQ under the symbol “GTIV.” The following table sets forth, for each of the periods indicated, the high and low sales prices per Share on NASDAQ, and dividends paid per Share, as disclosed in Gentiva’s SEC filings or, with respect to the 2014 prices, as reported in published financial sources:

	High	Low
Calendar Year 2012:
First Quarter	$8.99	$6.25
Second Quarter	$9.04	$5.13
Third Quarter	$12.85	$6.05
Fourth Quarter	$11.79	$9.20

Calendar Year 2013:
First Quarter	$12.90	$9.20
Second Quarter	$11.90	$9.09
Third Quarter	$13.85	$8.47
Fourth Quarter	$13.54	$10.28

Calendar Year 2014:
First Quarter	$12.71	$8.45
Second Quarter (through June 16, 2014)	$14.50	$7.35

According to Gentiva’s publicly available documents, it has not paid a cash dividend on the Shares since 2002. If we acquire control of Gentiva, we currently intend that no dividends will be declared on the Shares prior to acquisition by us of the entire equity interest in Gentiva.

On May 14, 2014, the last trading day before the first public announcement of our proposal to the Gentiva Board to acquire Gentiva, the last reported sale price of the Shares on NASDAQ was $8.54 per Share. On June 16, 2014, the last trading day before commencement of the Offer, the last reported sale price of the Shares on NASDAQ was $13.99 per Share. The offer price of $14.50 per Share represents a premium of approximately 70% over Gentiva’s closing stock price on May 14, 2014, the last trading day before we publicly announced our proposal, and a premium of approximately 64% over the volume weighted average closing price of the Shares for the 60 days preceding that announcement. You are urged to obtain current market quotations for the Shares.

7. Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.

Possible Effects of the Offer on the Market for the Shares. If the Proposed Merger is consummated, stockholders not tendering their Shares in the Offer (other than those properly exercising their appraisal rights) will receive cash in an amount equal to the price per Share paid in the Offer. If, however, the Offer is consummated and the Proposed Merger does not take place for any reason, the number of stockholders and the number of Shares that are still in the hands of the public following consummation of the Offer may be so small that there will no longer be an active or liquid public trading market (or possibly any public trading market) for the Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether such reduction would cause future market prices to be greater or less than the price paid in the Offer. In addition, if the Proposed Merger is effected pursuant to Section 251(h) of the DGCL or, if, pursuant to the terms of the Offer, we accept for payment and pay for at least that number of Shares which, when added to the Shares then owned by Kindred and its subsidiaries, represents at least 90% of the outstanding Shares, we could effect a short-form merger without prior notice to, or any action by, any other stockholder of Gentiva pursuant to Section 253 of the DGCL.

Stock Exchange Listing. The Shares are listed on NASDAQ. It is possible the Shares may no longer meet the standards for continued listing on NASDAQ and may be delisted from NASDAQ following the consummation of the Offer. If, as a result of the purchase of Shares pursuant to the Offer, the Shares no longer meet the criteria for continued listing on NASDAQ, the market for the Shares could be adversely affected. According to NASDAQ’s published guidelines, the Shares would not meet the criteria for continued listing on NASDAQ if, among other things, (i) the total number of holders of Shares fell below 400, (ii) the number of publicly held Shares (defined as total shares outstanding, less any shares held directly or indirectly by officers, directors or any person who is the beneficial owner of more than 10% of the total shares outstanding) fell below 750,000 or (iii) the market value of publicly held shares fell below $5 million. If the Shares are not delisted prior to the Proposed Merger, we intend to delist the Shares from NASDAQ promptly following consummation of the Proposed Merger.

Registration under the Exchange Act. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of Gentiva to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by Gentiva to its stockholders and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of Gentiva and persons holding “restricted securities” of Gentiva may be deprived of, or delayed in, the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. We intend to seek to cause Gentiva to terminate registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration of the Shares are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit on the collateral of such Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible the Shares might no longer constitute “margin securities” for the purposes of the Federal Reserve Board’s margin regulations and, therefore, could no longer be used as collateral for loans made by brokers.

8. Certain Information Concerning Gentiva.

Except as otherwise expressly set forth in this Offer to Purchase, the information concerning Gentiva contained in this Offer to Purchase has been taken from or based upon publicly available documents and records on file with the SEC and other public sources and is qualified in its entirety by reference thereto. None of Kindred, the Purchaser, the Dealer Manager, the Information Agent or the Depositary can take responsibility for the accuracy or completeness of the information contained in such documents and records or for any failure by Gentiva to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Kindred, the Purchaser, the Dealer Manager, the Information Agent or the Depositary. Kindred, the Purchaser, the Dealer Manager, the Information Agent and the Depositary have relied upon the accuracy of the information included in such publicly available documents and records and other public sources and have not made any independent attempt to verify the accuracy of such information.

According to Gentiva’s Annual Report on Form 10-K for the year ended December 31, 2013 (the “Gentiva 10-K”), Gentiva’s headquarters are located at 3350 Riverwood Parkway, Suite 1400, Atlanta, GA 30339-3314 and its telephone number is (770) 951-6450. According to the Gentiva 10-K, Gentiva provides home health, hospice and community care services throughout most of the United States. Gentiva’s operations involve servicing its patients and customers through its (i) Home Health segment, (ii) Hospice segment and (iii) Community Care segment.

Preferred Share Purchase Rights. The following description of the Rights is based upon publicly available documents. This description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as defined below, which is filed as Exhibit 4.1 to Gentiva’s Current Report on Form 8-K filed with the SEC on May 23, 2014.

On May 22, 2014, Gentiva entered into a Rights Agreement with Computershare Trust Company, N.A., as Rights Agent (the “Rights Agreement”). In connection with the Rights Agreement, the Gentiva Board declared a distribution of one Right for each outstanding share of Common Stock. The distribution was payable on June 3, 2014 (the “Record Date”) to the stockholders of record on that date. Each Right entitles the registered holder to purchase from Gentiva one one-thousandth of a share of Series B Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), at a price of $45.00 per one one-thousandth of a share of Preferred Stock, subject to adjustment as set forth in the Rights Agreement. The Preferred Stock has dividend, liquidation and voting rights which make the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right approximately equal to the value of one share of Common Stock.

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and become exercisable following the earlier of (i) 10 business days from the public announcement that a person or group of affiliated or associated persons has become an Acquiring Person (as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Gentiva Board) from the commencement of, or public announcement of an intention to make, a tender or exchange offer the consummation of which would result in any person or group of affiliated persons becoming an Acquiring Person (the earlier of such dates being called the “Distribution Date”). Except in certain situations, a person or group of affiliated or associated persons becomes an “Acquiring Person” upon acquiring beneficial ownership of 15% or more of the outstanding shares of Common Stock (including ownership of derivative positions).

Until the Distribution Date (or earlier expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier expiration of the Rights), the surrender for transfer of certificates for shares of Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate (or book entry share). The Rights Agreement provides that as soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on May 20, 2015 (the “Final Expiration Date”), unless the Rights are earlier redeemed or exchanged by Gentiva, in each case, as described below, or upon the occurrence of certain transactions.

In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

If, after a person or group has become an Acquiring Person, Gentiva is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, which will have become void) will thereafter have the right to receive, upon the exercise of a Right, that number of shares of common stock of the acquiring company that at the time of such transaction have a market value of two times the exercise price of the Right.

At any time after a person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Gentiva Board may exchange the Rights (other than Rights beneficially owned by such Acquiring Person, which will have become void), in whole or in part, for shares of Common Stock or a series of Gentiva’s preferred stock having equivalent rights, preferences and privileges at an exchange ratio of one shares of Common Stock, or a fractional share of preferred stock equivalent in value thereto, per Right.

At any time prior to the time an Acquiring Person becomes such, the Gentiva Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). Immediately upon any redemption of the Rights, the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, Gentiva may amend the Rights Agreement in any manner. However, Gentiva may not amend the Rights Agreement to lower the threshold at which a person or group becomes an Acquiring Person to below 10% of Gentiva’s outstanding common stock. After the Rights are no longer redeemable, Gentiva may amend the Rights Agreement in any manner that does not adversely affect the interest of the holders of the Rights.

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of Gentiva, including, without limitation, the right to vote or to receive dividends.

The Exercise Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

Based on publicly available information, the Purchaser believes that, as of the date of this Offer to Purchase, the Rights are not exercisable, the Rights certificates have not been issued and the Rights are evidenced by the certificates representing Common Stock. Unless the Distribution Date occurs, a tender of Common Stock will include a tender of the associated Rights. If the Distribution Date does occur, you will need to tender one Right with each share of Common Stock tendered in order for such share to be validly tendered in the Offer. We will not pay any additional consideration for the tender of a Right. Unless the Gentiva Board elects to redeem the Rights Agreement and, thus, terminates the Rights or amends the Rights Agreement to postpone the Distribution Date or otherwise acts to postpone the Distribution Date in accordance with the Rights Agreement, the Distribution Date will occur on the tenth business day after the commencement of this Offer or first public announcement of an intention to commence this Offer.

The Rights would cause substantial dilution to any person (including Kindred and the Purchaser) that attempts to acquire Gentiva without the approval of the Gentiva Board. As a result, the overall effect of the Rights may be to make more difficult a merger, tender offer or other business combination involving Gentiva that is not supported by the Gentiva Board. The Offer is conditioned upon, among other things, the Rights Condition. See “The Offer — Section 14 — Conditions of the Offer.”

Additional Information. Gentiva is subject to the informational requirements of the Exchange Act and, in accordance therewith, files periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Gentiva is required to disclose in such proxy statements certain information, as of particular dates, concerning Gentiva’s directors and officers, their remuneration, stock options granted to them, the principal holders of Gentiva’s securities and any material interest of such persons in transactions with Gentiva. Such reports, proxy statements and other information may be read and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained free of charge at the website maintained by the SEC at http://www.sec.gov.

9. Certain Information Concerning the Purchaser and Kindred.

Purchaser. The Purchaser is a Delaware corporation and a wholly owned subsidiary of Kindred that, to date, has not engaged in any activities other than those incident to its formation and the commencement of the Offer. The principal executive offices of the Purchaser are located at 680 South Fourth Street, Louisville, Kentucky 40202, and the Purchaser’s telephone number at such principal executive offices is (502) 596-7300.

Kindred. Kindred is a Delaware corporation. Its shares are listed on the New York Stock Exchange under the symbol “KND.” Kindred is a healthcare services company that through its subsidiaries operates transitional care (“TC”) hospitals, inpatient rehabilitation hospitals (“IRFs”), nursing centers, assisted living facilities, a contract rehabilitation services business and a home health and hospice business across the United States. At March 31, 2014, Kindred’s hospital division operated 100 TC hospitals (certified as long-term acute care hospitals under the Medicare program) and five IRFs in 22 states. Kindred’s nursing center division operated 99 nursing centers and six assisted living facilities in 22 states. Kindred’s rehabilitation division provided rehabilitation services primarily in hospitals and long-term care settings. Kindred’s care management division (formerly known as Kindred’s home health and hospice division) primarily provided home health, hospice and private duty services from 157 locations in 13 states. Kindred is headquartered in Louisville, Kentucky and was incorporated in 1998. Kindred’s principal offices are located at 680 South Fourth Street, Louisville, Kentucky 40202 and its telephone number is (502) 596-7300.

Additional Information. The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of Kindred and the members of the board of directors and the executive officers of the Purchaser are set forth in Schedule I to this Offer to Purchase.

None of Kindred, the Purchaser or, to the knowledge of Kindred or the Purchaser after reasonable inquiry, any of the persons listed in Schedule I, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

As of the date of this Offer to Purchase, Kindred and its subsidiaries beneficially own 100 Shares, representing less than one percent of the outstanding Shares. These Shares were acquired in ordinary brokerage transactions on the open market as set forth on Schedule II to this Offer to Purchase. With the exception of the foregoing, Kindred has not effected any transaction in securities of Gentiva in the past 60 days.

Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Kindred, the Purchaser and, to Kindred’s and the Purchaser’s knowledge, the persons listed in Schedule I hereto or any associate or majority owned subsidiary of Kindred, the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Gentiva; (ii) none of Kindred, the Purchaser and, to Kindred’s and the Purchaser’s knowledge, the persons or entities referred to in clause (i) above has effected any transaction in the Shares during the past 60 days; (iii) during the two years before the date of this Offer to Purchase, there have been no transactions between Kindred, the Purchaser, their subsidiaries or, to Kindred’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Gentiva or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (iv) during the two years before the date of this Offer to Purchase, there have been no contacts, negotiations or transactions between Kindred, the Purchaser, their subsidiaries or, to Kindred’s and the Purchaser’s knowledge, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Gentiva or any of its subsidiaries or affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, we have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, as well as other information filed by the Purchaser with the SEC, are available for inspection at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a website at http://www.sec.gov that contains the Schedule TO and the exhibits thereto and other information that the Purchaser has filed electronically with the SEC.

10. Source and Amount of Funds.

The consummation of the Offer is not conditioned on Kindred or the Purchaser obtaining financing.

We estimate that we will need approximately $1.8 billion to purchase all outstanding Shares pursuant to the Offer and the Proposed Merger, to refinance certain debt of Gentiva and its subsidiaries and to pay related fees, commissions and expenses. As of March 31, 2014, we had cash and cash equivalents in the amount of approximately $49 million. Kindred expects to obtain the necessary funds from existing cash balances (including from proceeds of the recently announced offering of Kindred common stock), anticipated borrowings and/or public or private issuances of equity and/or equity-linked securities. Citigroup Global Markets Inc. (“Citi”), in a letter to Kindred dated June 16, 2014, stated it was highly confident that it could arrange financing necessary for the Offer and the Proposed Merger, subject to the conditions set forth in that letter, which supersedes and replaces a highly confident letter dated May 5, 2014.

We do not believe our financial condition is material to your decision whether to tender your Shares and accept the Offer because (i) the Offer is being made for all outstanding Shares solely for cash, (ii) the Offer is not subject to any financing condition, (iii) Kindred, in light of its financial capacity in relation to the amount of consideration payable, believes it will have, and will be able to cause the Purchaser to have, sufficient funds available to purchase all Shares validly tendered in the Offer and not validly withdrawn and (iv) if we consummate the Offer, we will seek to acquire all remaining Shares for the same cash price in the Proposed Merger and Kindred, in light of its financial capacity in relation to the amount of consideration payable, believes it will have, and will be able to cause the Purchaser to have, sufficient funds to consummate the Proposed Merger.

11. Background of the Offer; Other Transactions with Gentiva.

Background of the Offer. As part of their ongoing evaluation of Kindred’s business and strategic alternatives, Kindred’s board of directors and senior management, on occasion with outside legal and financial advisors, have from time to time evaluated strategic opportunities and prospects for acquisitions to expand Kindred’s presence in the home health and hospice business. In the course of Kindred’s ongoing evaluation, Kindred’s management team considered and reviewed an acquisition of Gentiva.

On August 28, 2013, Paul J. Diaz, Chief Executive Officer of Kindred, met with Tony Strange, Chief Executive Officer, President and Director of Gentiva, and Rodney Windley, Executive Chairman of Gentiva, to discuss the home health and hospice industry and healthcare marketplace generally. Mr. Diaz expressed a preliminary interest in exploring a possible business combination transaction with Gentiva. Messrs. Strange and Windley indicated that they were not interested in discussing a combination at that time.

On April 9, 2014, Mr. Diaz met with Messrs. Strange and Windley to again propose a business combination, in which Gentiva stockholders would receive $13.00 per Share, with the consideration payable 50% in cash and 50% in Kindred common stock. Messrs. Strange and Windley indicated that they were not interested in a combination at that time.

On April 14, 2014, Mr. Diaz contacted Mr. Strange by phone to reiterate Kindred’s proposal of April 9 and inform Mr. Strange that he would transmit a letter summarizing the key terms of the proposal. Later that day, Mr. Diaz sent the following letter to Messrs. Windley and Strange:

April 14, 2014

Rodney Windley

Executive Chairman

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Tony Strange

Chief Executive Officer, President and Director

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Dear Rod and Tony:

Thank you very much for meeting with me on April 9. As we discussed, Kindred is extremely interested in a combination of our two companies. We believe such a combination has compelling strategic, financial and industrial logic and better positions each of us to not just respond to, but to help shape, the evolution of the post-acute care industry. Accordingly, on behalf of Kindred, I would like to formalize in this letter what we discussed on Wednesday — Kindred’s proposal to acquire 100% of the issued and outstanding shares of Gentiva.

We strongly believe the combined company’s ability to deliver a best-in-class continuum of care to patients would be unparalleled. As you are aware, development of Kindred’s integrated care market strategy is our number one strategic priority. The business that you have helped build would be extremely complementary to Kindred’s current business mix, and would result in a market leading presence across all post-acute care settings. Further, the significant revenue and cost synergies would enhance cash flow and thereby provide even greater opportunities to improve the capital structure than either company could achieve on a standalone basis. By collaborating in the evaluation of such a combination, we are convinced we can identify even greater opportunities for the combined business, resulting in additional value creation for all shareholders.

Based on the above, we are excited to make this proposal (our “Proposal”) to acquire Gentiva Health Services, Inc. (“Gentiva”). We have spent a significant amount of time and energy exploring the merits of a potential combination. Given the amount of work done to date, we are confident that Kindred is best positioned to consummate a transaction quickly and with no disruption to the care of your patients. We have done substantial work to validate our views on value and financing, and we believe our Proposal will be considered extremely attractive to Gentiva shareholders. We have discussed this potential combination with our Board of Directors, and they are fully supportive of this proposal.

1. Purchase Price: Based on the work we have done to date using publicly available information, we are proposing to acquire all of the issued and outstanding shares of Gentiva for $13.00 per share. Our Proposal contemplates a consideration mix to your shareholders of 50% cash and 50% stock. The offer price is based on publicly available information, including there being 37,734,194 shares of Gentiva common stock outstanding on a fully diluted basis and represents a significant premium of 64% over Gentiva’s closing price on April 14, 2014 and a 37% premium over Gentiva’s 60 day volume weighted average price. Even if intra-day highs are included, Gentiva’s stock has traded below this value for 99% of the trading days over the last two years. Our offer implies an 8.7x multiple of last twelve month EBITDA (assumed at June 2014), which is in line with the most relevant precedent transactions in the sector. The implied multiple of consensus NTM EBITDA (8.1x) is well in excess of any valuation multiple Gentiva has achieved over the last five years.

Further, based upon our analyses, including the substantial amount of synergies we expect to result from the combination, we believe a Proposal that includes stock consideration would deliver value to your shareholders significantly in excess of $13.00 per share. Gentiva shareholders would also continue to benefit from additional value creation in the combined company going forward.

We expect key drivers of pro forma value to include the following:

•	Forward-leaning positioning with respect to the rapidly evolving delivery and payment environment

•	Synergies resulting from the combination of our companies

•	De-risking of the combined company

•	Breadth of offering enhances adaptability in an uncertain reimbursement environment and combines complementary capabilities for potential bundling of services and other new payment models

•	Industry-shaping platform touching 40 states with annual revenues expected to be over $7.0 billion in 2014

•	Diversification of earnings from across the post-acute continuum

•	Pro forma leverage below Gentiva’s current level

•	Substantial accretion to both cash flow and GAAP earnings per share

•	Enables rapid deleveraging of the combined company

•	Opportunity to provide meaningful dividend to shareholders of the combined company

Based on these drivers, we believe our Proposal delivers approximately $15.00 of total value per share to Gentiva shareholders. Further, we believe the combination of the cash component of consideration, the contemplated on-going dividend, and the expected synergies from the combination provide a substantial degree of value certainty to your shareholders.

2. Financing: Our Proposal would be financed using cash from our balance sheet and third party debt sources. We are highly confident in the viability of the proposed deal structure. We have a long track record of successful acquisitions, and we have worked with our financial advisors, Citi, to ensure that our Proposal is structured to optimize value and certainty for Gentiva and Kindred shareholders. To provide you with a high degree of certainty of closing, we do not expect a definitive agreement to contain any financing condition.

3. Due Diligence and Timing: Our Proposal is based solely on publicly available information and our own internal management estimates. In order to finalize our view on valuation, we would expect to conduct an efficient confirmatory due diligence process that would focus on the review of financial, accounting, tax, legal and regulatory information.

This transaction has the highest priority for Kindred, and we will work with the necessary urgency to reach a definitive agreement on an accelerated timeline. We look forward to working with Gentiva to develop a detailed plan that fully addresses our due diligence needs while minimizing any disruption to Gentiva’s business operations. We are prepared to immediately assign appropriate resources to the due diligence effort and commit to finish our analysis as quickly and efficiently as possible. We are prepared to begin negotiating definitive agreements during the due diligence period and are confident in our ability to sign final deal documentation within 45 days following the commencement of due diligence.

4. Conditions and Approvals: While the terms of any potential transaction would be set forth only in the definitive agreements, we would expect the transaction to be subject only to customary conditions, including obtaining required regulatory approvals in all relevant jurisdictions, including antitrust filings. We would not require a Kindred shareholder vote, and we do not anticipate any unusual regulatory delays to complete the transaction.

5. Contract Terms: We would expect that any definitive agreement would contain representations, warranties and covenants, including with respect to deal protections, customary for transactions of this type.

6. Exclusivity: We would expect Gentiva to enter into a period of exclusivity with Kindred through May 31, 2014.

7. Confidentiality: Given the preliminary nature of our Proposal, we do not believe the receipt of this Proposal would be required to be made public by Gentiva and doing so would not be in the best interest of your shareholders at this time. We intend to treat this letter as confidential and trust that you will do the same.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding a transaction or any other matter. There will be no legally binding agreement between us regarding a transaction unless and until a definitive agreement is executed.

We are very excited by the prospect of combining our two businesses. Our proposed terms reflect our current understanding of the attractiveness of Gentiva’s business and the value that a transaction could create for both sets of our shareholders. We look forward to continuing our discussions regarding this Proposal.

Please feel free to contact me with any questions.

Yours truly,

Paul J. Diaz

Chief Executive Officer

Kindred Healthcare, Inc.

cc: Edward L. Kuntz, Chairman of the Board

On April 17, 2014, Mr. Diaz called Messrs. Strange and Windley to express Kindred’s willingness to reach a negotiated transaction with Gentiva and agree on price and other terms following a better understanding of Gentiva’s business plan, including, if the Gentiva Board desired, an all-cash proposal.

On April 28, 2014, Mr. Windley replied by letter to Mr. Diaz. The letter read as follows:

Kindred Healthcare, Inc.

680 South Fourth Street

Louisville, Kentucky

Attention: Paul J. Diaz, Chief Executive Officer

Edward L. Kuntz, Chairman of the Board

Dear Paul,

Tony and I enjoyed meeting with you earlier this month, learning more about Kindred Healthcare, and hearing your views with regard to the evolution of the post-acute care industry and your thoughts on the combination of our two companies.

Our Board of Directors has carefully considered Kindred’s unsolicited proposal to combine our two businesses, expressed during the course of our meeting on April 9 and detailed in your letter dated April 14. However, our Board believes that our long-term strategy as a stand-alone company will generate more value to our shareholders. Accordingly, at this time, we are not interested in pursuing the transaction you are proposing.

Also, regarding a separate but related issue, I was shocked to learn that certain Kindred executives are approaching executives in our company about going to work for Kindred, even though those executives are subject to publicly disclosed non-compete agreements. In addition, in connection with your recruiting efforts, your executives are providing to those recruits what we believe to be material non-public information that you agreed to keep confidential. Paul, I am deeply disappointed in these actions and would like to take this opportunity to remind you and make it very clear that we do not approve or condone this behavior.

If you have any questions, please call me directly at 770.951.6105.

Sincerely,

/s/ Rodney D. Windley

Rodney D. Windley

Executive Chairman

Gentiva Health Services, Inc.

cc: Tony Strange

Chief Executive Officer

Victor Ganzi

Lead Director

In response, May 5, 2014, Mr. Diaz sent a letter to Messrs. Windley and Strange (the “May 5 Letter”). The letter read as follows:

May 5, 2014

Rodney Windley

Executive Chairman

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Tony Strange

Chief Executive Officer, President and Director

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Dear Rod and Tony:

I appreciate the time you have taken to speak with me as well as the time your Board of Directors has taken to review our offer to combine our two businesses. We are very disappointed, however, that we have not been able to engage more substantially on the strategic, financial and industrial logic of the combination of our two companies and the opportunity it affords our patients for a more integrated care experience. It is unclear to us how Gentiva on a standalone basis can replicate the clinical, strategic and financial opportunities generated from our combined operations. Moreover, now is the perfect time to bring Gentiva and Kindred together and leverage our combined platforms to achieve revenue, cost and capital synergies which will better positions each of us to not just respond to, but to help shape, the evolution of the post-acute care industry.

Our team would like to work with you and your team towards crafting a transaction that would benefit all of our shareholders. In light of your April 28, 2014 letter, articulating Gentiva’s unwillingness to engage in meaningful dialogue on a potential combination of our two companies, Kindred is prepared to increase its offer to $14.00 per share composed of 50% stock and 50% cash. Additionally, given our confidence in the strategic and financial opportunities of the combination, Kindred is prepared to increase the cash portion of consideration up to 100% at your shareholders’ election. We strongly believe that many of your shareholders, and in particular the greater than 20% of Gentiva shareholders who are also shareholders of Kindred, will favor the stock of the combined company if given an opportunity. This proposal represents a significant premium of 82% over Gentiva’s closing price on May 2, 2014. While the aggregate cash component of consideration would represent approximately 91% of Gentiva’s market capitalization, the Gentiva shareholders also would continue to benefit from the additional value creation in the combined company.

We have been working with Citi to assess financing options, and we and Citi are highly confident in the ability to raise the necessary funds to complete the proposed transaction, as reflected in the attached correspondence from Citi.

I also want to respond to your comments regarding Kindred approaching executives of Gentiva. First, let me assure you that we have not shared any material non-public information with respect to our discussions with anyone other than our Board and our teammates and advisors working on the transaction. Moreover, I want to assure you that we are not soliciting any of your executive officers for employment at Kindred nor have we engaged in any broad solicitation or recruitment of Gentiva employees. From time to time, however, we may hire current and former employees of Gentiva, just as we assume that Gentiva, from time to time, may hire current and former Kindred employees. If in the ordinary course we were to hire any of Gentiva’s employees we would not knowingly violate any enforceable non-compete restrictions.

Kindred would welcome discussing the proposed transaction with you and the Gentiva Board of Directors in order to understand your Board’s views, facilitate further interaction between our respective management teams and to work towards achieving a transaction in the best interest of all of our constituents. To that end, we request a meeting with you and your independent directors to present what we think is an incredibly compelling opportunity for our collective shareholder groups, patients and employees. If we ultimately pursue a transaction that includes a significant stock component, we also would be open to expanding the Kindred Board of Directors to include representation from your Board.

This letter is not intended to create or constitute any legally binding obligation, liability or commitment by us regarding a transaction or any other matter. There will be no legally binding agreement between us regarding a transaction unless and until a definitive agreement is executed.

We are very excited by the prospect of combining our two businesses. Our proposed terms reflect our current understanding of the attractiveness of Gentiva’s business and the value that a transaction could create for both sets of our shareholders. We trust you and your Board will carefully evaluate the logic of the combination and look forward to productive discussions regarding our proposal. We respectfully request your response by the close of business on May 13, 2014.

Please feel free to contact me with any questions.

Yours truly,

Paul J. Diaz

Chief Executive Officer

Kindred Healthcare, Inc.

cc: Edward L. Kuntz, Chairman of the Board

The May 5 Letter attached a letter from Citi stating that it was highly confident in its ability to arrange debt financing for Kindred for the proposed transaction.

In response to the May 5 Letter, Mr. Windley and Victor F. Ganzi, Lead Director of Gentiva, sent the following letter to Kindred on May 13, 2014:

May 13, 2014

Kindred Healthcare, Inc.

680 South Fourth Street

Louisville, Kentucky 40202

Attention:	Paul J. Diaz, Chief Executive Officer
Edward L. Kuntz, Chairman of the Board

Dear Paul:

Thank you for your letter dated May 5, 2014. As we noted in our prior letter to you, dated April 28, 2014, last month our Board of Directors gave careful consideration to Kindred Healthcare’s unsolicited proposal to combine our two businesses. Our Board of Directors has, with the assistance of its legal and financial advisors, once again carefully considered Kindred’s unsolicited proposal to combine our two businesses. Having considered your revised proposal, our Board continues to believe that our long-term strategy as a stand-alone company will generate substantially more value to our shareholders. Accordingly, at this time, we are not interested in pursuing the transaction you are proposing.

Please feel free to contact me with any questions.

Sincerely,

Rodney D. Windley	Victor F. Ganzi
Executive Chairman	Lead Director
Gentiva Health Services, Inc.	Gentiva Health Services, Inc.

cc:	Tony Strange Chief Executive Officer

In light of Gentiva’s refusal to engage in a substantive dialogue with Kindred, on May 15, 2014, Kindred publicly announced its proposal to acquire Gentiva for a combination of $7.00 per Share in cash and $7.00 of Kindred common stock. Kindred also announced that it would be prepared to modify its proposal to 100% cash if the Gentiva Board so elected.

On May 15, 2014, Gentiva publicly confirmed that the Gentiva Board has rejected Kindred’s proposals dated April 14 and May 5, 2014. Gentiva indicated that its board concluded that Kindred’s proposal significantly undervalued Gentiva and its prospects for growth and value creation. On May 23, 2014, Gentiva announced that it had adopted a shareholder rights plan, commonly referred to as a poison pill, by entry into the Rights Agreement. See “The Offer — Section 8 — Certain Information Concerning Gentiva — Preferred Share Purchase Rights.”

On May 27, 2014, Mr. Diaz sent a letter to Messrs. Windley and Strange, reiterating that Kindred was ready to proceed to a negotiated agreement and expressing disappointment at the adoption by Gentiva of the Rights Agreement. The letter read as follows:

May 27, 2014

Rodney Windley

Executive Chairman

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Tony Strange

Chief Executive Officer, President and Director

Gentiva Health Services, Inc.

3350 Riverwood Parkway, Suite 1400

Atlanta, GA 30339

Dear Rod and Tony:

Since the May 15, 2014 public announcement of our offer to acquire Gentiva for total consideration of $14.00 per share, we have heard from both companies’ shareholders — and sell-side research analysts have reported — that they support a combination and that the price is a very compelling and significant premium to Gentiva’s historic trading price and projected earnings estimates. We are certain you have heard the same from your shareholders.

We are disappointed, however, that instead of listening to your shareholders — the true owners of Gentiva — and immediately entering into good faith negotiations with Kindred, your Board has instead implemented a poison pill that limits shareholders’ opportunity to maximize the value of their investment. We question the motive and timing of such implementation, which limits not just Kindred, but all Gentiva shareholders from increasing their investment in the company.

Gentiva has been steadfastly unwilling to begin a dialogue with Kindred, and we believe the implementation of a poison pill further demonstrates that Gentiva is ignoring the will of its shareholders. As you know, our offer represents a 64% premium to Gentiva’s share price on May 14, 2014 (the day prior to Kindred making public the offer) and a 40% premium to Wall Street analysts’ one-year median price target of $10.00 per share. We urge the Gentiva Board to stop erecting obstacles and to immediately engage with our Board and management team to reach agreement on this value creating transaction.

Despite Gentiva’s actions, we will not be deterred. We are determined to pursue the proposed combination of Kindred and Gentiva and are committed over the long-term to achieving our objective. We are ready, willing and able to quickly proceed toward consummating a negotiated transaction.

Sincerely,

Paul J. Diaz

Chief Executive Officer

Kindred Healthcare, Inc.

cc: Phyllis R. Yale, Chair of the Board

On June 16, 2014, Kindred announced its intention to commence the Offer and announced that it had launched an underwritten public offering for an aggregate of 9,000,000 shares of Kindred common stock, with the intention to grant the underwriters the option to purchase up to an additional 1,350,000 shares of Kindred common stock.

On June 17, 2014, Kindred and the Purchaser commenced the Offer.

Other Transactions with Gentiva. Except as described elsewhere herein, neither Kindred nor any of its subsidiaries is currently engaged or has engaged, in the past two (2) years, in any transactions with Gentiva or any of its subsidiaries required to be disclosed herein.

12. Purpose of the Offer; Plans for Gentiva; Statutory Requirements; Approval of the Proposed Merger.

Purpose of the Offer; Plans for Gentiva. The purpose of the Offer is for Kindred, through the Purchaser, to acquire the entire equity interest in Gentiva. If the Minimum Tender Condition, the Merger Agreement Condition and the other conditions of the Offer are satisfied and the Offer is consummated, the Proposed Merger may be effected as soon as practicable following consummation of the Offer pursuant to Section 251(h) of the DGCL without the affirmative vote of the Gentiva stockholders, subject to satisfaction of the other conditions to Section 251(h) of the DGCL. Under the DGCL, if the Proposed Merger cannot be effected pursuant to Section 251(h) and we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, we believe we would be able to consummate the Proposed Merger as a “short-form” second step merger pursuant to Section 253 of the DGCL without a vote of the Gentiva Board or other Gentiva stockholders. If we waive the Merger Agreement Condition, consummate the Offer and do not acquire at least 90% of the outstanding Shares, under the DGCL we will have to seek approval of the Proposed Merger by Gentiva’s stockholders. Approval of a merger pursuant to the DGCL requires the affirmative vote of holders of a majority of the outstanding Shares and if we own a majority of outstanding Shares, we would be able to cause such approval to be obtained. However, if the Section 203 Condition is not satisfied but we elect to waive that condition and consummate the Offer, Section 203 could significantly delay our ability to consummate the Proposed Merger. See “Statutory Requirements; Approval of the Proposed Merger” below.

If we acquire Shares pursuant to the Offer, depending upon the number of Shares so acquired and other factors relevant to our equity ownership in Gentiva, we may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as we shall determine, which may be different from the price paid in the Offer. We also reserve the right to dispose of Shares that we have acquired or may acquire.

If the Gentiva Board has not taken all actions within its power to cause the conditions contained in this Offer to Purchase to be satisfied, we may determine to nominate, and solicit proxies for the election of, a slate of nominees (each, a “Nominee” and collectively, the “Nominees”) for election at Gentiva’s 2015 annual stockholders’ meeting (any such solicitation, a “Proxy Solicitation”). Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with any Proxy Solicitation or otherwise. We reserve the right, however, at any time to determine not to commence a Proxy Solicitation (or to terminate a Proxy Solicitation) if we determine it to be in our best interests to do so or if we determine that a Proxy Solicitation is unnecessary.

Whether or not we propose a merger or other similar business combination with Gentiva and whether or not our Nominees are elected pursuant to a Proxy Solicitation, we currently intend, as soon as practicable after consummation of the Offer, to seek maximum representation on the Gentiva Board. We intend, promptly after the consummation of the Offer, to request that some or all of the current members of the Gentiva Board resign and that our designees be elected to fill the vacancies so created. Should such request be refused, we intend to take such action as may be necessary and lawful to secure control of the Gentiva Board.

Neither this Offer to Purchase nor the Offer constitutes a solicitation of proxies in connection with a Proxy Solicitation or otherwise. If we decide to nominate, and solicit proxies for the election of, a slate of Nominees, any such solicitation would be made only pursuant to separate proxy solicitation materials complying with the requirements of the rules and regulations of the SEC.

If the Shares are not delisted prior to the Proposed Merger, we intend to cause the delisting of the Shares by NASDAQ promptly following consummation of the Proposed Merger. We intend to seek to cause Gentiva to terminate registration of the Shares under the Exchange Act as soon after the consummation of the Offer as the requirements for deregistration are met. See “The Offer — Section 7 — Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations.”

In connection with the Offer, Kindred and the Purchaser have reviewed, and will continue to review, various possible business strategies that they might consider in the event that the Purchaser acquires control of Gentiva. In addition, if and to the extent that the Purchaser acquires control of Gentiva or otherwise obtains access to the books and records of Gentiva, Kindred and the Purchaser intend to conduct a detailed review of Gentiva and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel and consider and determine what, if any, changes would be desirable to achieve anticipated synergies in the combined company, in light of the circumstances which then exist. Such strategies could include, among other things, changes in Gentiva’s business, facility locations, corporate structure, rationalization of employment and cost levels, marketing strategies, capitalization, management or the divestiture of certain assets.

If we acquire control of Gentiva, we currently intend that, prior to our acquisition of all of the outstanding Shares of Gentiva or the consummation of the Proposed Merger, no dividends will be declared on the Shares.

Notwithstanding any of the foregoing, if, at the time the Offer is scheduled to expire, the Minimum Tender Condition is satisfied, but not all of the other conditions to the Offer are satisfied, we currently intend to amend the terms of the Offer to reduce the number of Shares subject to the Offer to a number equal to 14.9% of the outstanding Shares (or, if the Antitrust Condition has not then been satisfied, such lower percentage as would not require the expiration or termination of any waiting period under the HSR Act) and waive certain conditions to the Offer. If we so reduce the number of Shares subject to the Offer, we will provide you with supplemental information, return all previously tendered Shares and extend the Offer for a period of at least 10 business days.

Except as described above or elsewhere in this Offer to Purchase, the Purchaser has no present plans or proposals that would relate to or result in an extraordinary corporate transaction involving Gentiva or any of its subsidiaries (such as a merger, reorganization, liquidation, or sale or other transfer of a material amount of assets), any change in the Gentiva Board or management, any material change in Gentiva’s indebtedness, capitalization or dividend rate or policy or any other material change in Gentiva’s corporate structure or business.

Statutory Requirements; Approval of the Proposed Merger.

Section 251(h) of the DGCL provides that, following the consummation of a tender offer, approval by the stockholders of the target corporation will not be required to authorize the subsequent merger if certain requirements are met, including that: the merger agreement expressly provides that the merger will be effected pursuant to Section 251(h) and will be effected as soon as practicable following the consummation of the Offer; the purchaser must tender for any and all outstanding shares that would be entitled to vote on the adoption or rejection of the merger; following the consummation of the merger, the purchaser must own the requisite number of shares to approve a merger if a meeting of stockholders had to be called; at the time that the target corporation’s board of directors approved the merger agreement, no party to the merger agreement was an “interested stockholder” of the target corporation; the purchaser must merge with and into the target corporation pursuant to the merger agreement; and the outstanding shares of stock of the target corporation that are not canceled in the merger must be converted into the same amount and kind of consideration that was paid for shares of stock of the target corporation as tender offer. The Merger Agreement Condition requires that any definitive merger agreement executed in respect of the Proposed Merger expressly state that the Proposed Merger is governed by Section 251(h), and we intend that, at the time the Gentiva Board approves a merger agreement, if any, neither the Purchaser nor Kindred or any of its other subsidiaries, individually or collectively, will be an “interested stockholder” of Gentiva. Prior to consummating the Offer, we will determine whether the Proposed Merger remains eligible to be effected pursuant to Section 251(h). If we determine that the Proposed Merger can be effected pursuant to Section 251(h), after the consummation of the Offer, we intend to effect the Proposed

Merger without prior notice to, or any action by, any stockholder of Gentiva. Section 251(h) of the DGCL is relatively new, having become effective on August 1, 2013, and it may be subject to challenges or unexpected interpretations.

If we determine that the conditions to effect the Proposed Merger pursuant to Section 251(h) are not satisfied, and we acquire, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, in order to consummate the Proposed Merger, we intend to seek to effect a short-form merger pursuant to Section 253 of the DGCL as discussed in the following paragraph.

Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer or otherwise, Kindred and its subsidiaries directly or indirectly collectively own at least 90% of the outstanding Shares, we could effect a short-form merger without prior notice to, or any action by, any other stockholder of Gentiva if permitted to do so under the DGCL. Even if we do not own 90% of the outstanding Shares following consummation of the Offer, we could seek to purchase additional Shares in the open market, in order to reach the 90% threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired may be greater or less than that paid in the Offer.

If the Section 203 Condition is not satisfied but we elect, in our sole discretion, to consummate the Offer, Section 203 could significantly delay our ability to acquire the entire equity interest in Gentiva. In general, Section 203 prevents an “interested stockholder” (generally, a stockholder owning 15% or more of a corporation’s outstanding voting stock or an affiliate or associate thereof) from engaging in a “business combination” with a Delaware corporation, which would include the Proposed Merger, for a period of three years following the time on which such stockholder became an interested stockholder unless (i) prior to such time the corporation’s board of directors approved either the business combination or the transaction which resulted in such stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in such stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the corporation’s voting stock outstanding at the time the transaction commenced (excluding shares owned by certain employee stock plans and persons who are directors and also officers of the corporation) or (iii) at or subsequent to such time the business combination is approved by the corporation’s board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

We reserve the right to waive the Section 203 Condition, although there can be no assurance that we will do so, and we have not determined whether we would be willing to do so under any circumstances. If we waive such condition and purchase Shares pursuant to the Offer or otherwise and Section 203 of the DGCL is applicable, we may nevertheless seek to consummate a merger or other business combination with Gentiva. On the other hand, if we waive the Section 203 Condition and purchase Shares pursuant to the Offer or otherwise and are prevented by Section 203 of the DGCL from consummating a merger or other business combination with Gentiva for any period of time, we may (i) determine not to seek to consummate such a merger or other business combination, (ii) seek to acquire additional Shares in the open market, pursuant to privately negotiated transactions or otherwise, at prices that may be higher, lower or the same as the price paid in the Offer or (iii) seek to effect one or more alternative transactions with or by Gentiva. We have not determined whether we would take any of the actions described above under such circumstances.

The exact timing and details of any merger or other similar business combination involving Gentiva will necessarily depend upon a variety of factors, including if and when Gentiva enters into a definitive merger agreement with us, the number of Shares we acquire pursuant to the Offer, and if and when any necessary approvals or waiting periods under the laws of the U.S., any state of the U.S. or any local governmental authority applicable to the purchase of Shares pursuant to the Offer or the Proposed Merger expire or are terminated or obtained, as applicable, including but not limited to under any applicable antitrust law, without any actions or proceedings having been threatened or commenced by any federal, state or local government, governmental authority or agency seeking to challenge the Offer or the Proposed Merger, as described herein. Although we currently intend to complete the Proposed Merger, it is possible that, as a result of substantial delays in our ability to effect such a transaction, actions Gentiva may take in response to the Offer, information we obtain hereafter, changes in general economic or market conditions or in the business of Gentiva or other currently unforeseen factors, such a transaction may not be so proposed, may be delayed or abandoned or may be proposed on different terms. We reserve the right not to complete a merger or other similar business combination with Gentiva or to propose such a transaction on terms other than those described above. Specifically, we reserve the right (i) to propose consideration in a merger or other similar business combination consisting of securities or a combination of cash and securities and (ii) to propose consideration in such a transaction having a value that is greater than or less than the amount referred to above.

The foregoing discussion is not a complete statement of the DGCL and is qualified in its entirety by reference to the DGCL.

13. Dividends and Distributions.

If, on or after the date of this Offer to Purchase, Gentiva (i) splits, combines or otherwise changes the Shares or its capitalization, (ii) acquires Shares or otherwise causes a reduction in the number of Shares, (iii) issues, distributes to stockholders or sells additional Shares, or any shares of any other class of capital stock, other voting securities or any securities convertible into or exchangeable for, or rights, warrants or options, conditional or otherwise, to acquire, any of the foregoing, or (iv) discloses that it has taken such action, then, without prejudice to our rights under “The Offer — Section 14 — Conditions of the Offer,” we may make such adjustments in the offer price and other terms of the Offer and the Proposed Merger as we deem appropriate to reflect such split, distribution, combination or other change including the number or type of securities offered to be purchased.

If, on or after the date of this Offer to Purchase, Gentiva declares or pays any cash dividend on the Shares or other distribution on the Shares, including without limitation any distribution of shares of any class or any other securities or warrants or rights, or issues with respect to the Shares any additional Shares, shares of any other class of capital stock, payable or distributable to stockholders of record on a date prior to the transfer of the Shares purchased pursuant to the Offer to us or our nominee or transferee on Gentiva’s stock transfer records, then, subject to the provisions of “The Offer — Section 14 — Conditions of the Offer,” (i) the offer price may be reduced by the amount of any such cash dividends or cash distributions and (ii) the whole of any such non-cash dividend, distribution or issuance to be received by the tendering stockholders will (a) be received and held by the tendering stockholders for our account and will be required to be promptly remitted and transferred by each tendering stockholder to the Depositary for our account, accompanied by appropriate documentation of transfer, or (b) at our direction, be exercised for our benefit, in which case the proceeds of such exercise will promptly be remitted to us. Pending such remittance and subject to applicable law, we will be entitled to all rights and privileges as owner of any such non-cash dividend, distribution, issuance or proceeds and may withhold the entire offer price or deduct from the offer price the amount or value thereof, as determined by us in our sole discretion.

In the event that we make any change in the offer price or other terms of the Offer, including the number or type of securities offered to be purchased, we will inform Gentiva’s stockholders of this development and extend the expiration date of the Offer, in each case to the extent required by applicable law.

14. Conditions of the Offer.

Notwithstanding any other provision of the Offer, we are not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser’s obligation to pay for or return tendered Shares promptly after termination or expiration of the Offer), pay for any Shares, and may terminate or amend the Offer, if before the Expiration Date the Minimum Tender Condition, the Merger Agreement Condition, the Section 203 Condition, the Antitrust Condition, the Rights Condition or the Impairment Condition shall not have been satisfied, or if, at any time on or after the date of this Offer to Purchase and before the time of payment for such Shares (whether or not any Shares have theretofore been accepted for payment pursuant to the Offer), any of the following conditions exist:

(i) there is threatened, instituted or pending any claim, action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by us or any of our subsidiaries or affiliates or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving Gentiva, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of our full rights of ownership or operation by us or any of our subsidiaries or affiliates of all or any portion of our business or assets or those of Gentiva or any of our or Gentiva’s respective subsidiaries or affiliates or to compel us or any of our subsidiaries or affiliates to dispose of or hold separate all or any portion of our business or assets or those of Gentiva or any of our or Gentiva’s respective subsidiaries or affiliates or seeking to impose any limitation on our or any of our subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on our ability or that of any of our subsidiaries or affiliates effectively to retain and exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by us or any of our subsidiaries or affiliates on all matters properly presented to Gentiva’s stockholders, (e) seeking to require divestiture or sale by us or any of our subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by us or any of our subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving Gentiva or (g) that otherwise, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Gentiva or any of its subsidiaries or affiliates or the value of the Shares to us or any of our subsidiaries or affiliates;

(ii) any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to Kindred, the Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving Gentiva (including the Proposed Merger), by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of any Antitrust Laws to the Offer or to any such merger or other business combination), that, in our reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (g) of paragraph (i) above;

(iii) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Gentiva or any of its subsidiaries that, in our reasonable judgment, is or may be materially adverse to Gentiva or any of its subsidiaries, we become aware of any facts that, in our reasonable judgment, have or may have material adverse significance with respect to either the value of Gentiva or any of its affiliates or the value of the Shares to us, or we become aware that any material contractual right or obligation of Gentiva or any of its subsidiaries that, in our reasonable judgment, could result in a material decrease in the value of the Shares purchased in the Offer to us;

(iv) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on June 16, 2014, (c) any change in the general political, market, economic or financial conditions in the United States or elsewhere that, in our reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of Gentiva and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in our reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing as of the close of business on June 16, 2014, a material acceleration or worsening thereof;

(v) (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including Gentiva or any of its subsidiaries or affiliates), or has been publicly disclosed, or we otherwise learn that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of Gentiva (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of Gentiva (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on the date of this Offer to Purchase, (b) any such person or group which, prior to the date of this Offer to Purchase, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of Gentiva, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of Gentiva constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving Gentiva or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire Gentiva or any assets or securities of Gentiva;

(vi) Gentiva or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on June 16, 2014, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of Gentiva, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of Gentiva, including without limitation any distribution of shares of any class or any other securities or warrants or rights, (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business, (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of Gentiva or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Gentiva or any of its subsidiaries or affiliates or the value of the

Shares to us or any of our subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change of control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by us or our consummation of any merger or other similar business combination involving Gentiva (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of Gentiva or any of its subsidiaries, or we shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change of control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or we become aware that Gentiva or any of its subsidiaries shall have amended, or authorized or proposed any amendment to any of their respective certificates of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed;

(vii) we become aware (a) that any material contractual right of Gentiva or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of Gentiva or any of its subsidiaries (other than indebtedness under its existing indenture) has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date or other material penalty, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by us or any of our subsidiaries or affiliates of a merger or other similar business combination involving Gentiva or (b) of any covenant, term or condition in any instrument or agreement of Gentiva or any of its subsidiaries that, in our reasonable judgment, has or may have material adverse significance with respect to either the value of Gentiva or any of its affiliates or the value of the Shares to us or any of our affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by us or our consummation of a merger or other similar business combination involving Gentiva);

(viii) we or any of our affiliates enters into a definitive agreement or announces an agreement in principle with Gentiva providing for a merger or other similar business combination with Gentiva or any of its subsidiaries or the purchase of securities or assets of Gentiva or any of its subsidiaries, or we and Gentiva reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(ix) Gentiva or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving Gentiva or any of its subsidiaries or the purchase of securities or assets of Gentiva or any of its subsidiaries any type of option, warrant or right which, in our reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of Gentiva or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; or

(x) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency (including the matters described or referred to in “The Offer — Section 15 — Certain Legal Matters; Regulatory Approvals”) shall not have been obtained on terms satisfactory to Kindred and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

The foregoing conditions are for the sole benefit of Kindred, the Purchaser and their affiliates and may be asserted by us in our discretion regardless of the circumstances giving rise to any such conditions or may be waived by us in our sole discretion in whole or in part at any time or from time to time before the Expiration

Date. We expressly reserve the right to waive any of the conditions to the Offer and to make any change in the terms of or conditions to the Offer. Our failure at any time to exercise our rights under any of the foregoing conditions shall not be deemed a waiver of any such right. The waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances. Each such right shall be deemed an ongoing right which may be asserted at any time or from time to time.

15. Certain Legal Matters; Regulatory Approvals.

General. Based on our examination of publicly available information filed by Gentiva with the SEC and other publicly available information concerning Gentiva, except as set forth below under “Health Care Regulatory Approvals; Government Contracts,” we are not aware of any governmental license or regulatory permit that appears to be material to Gentiva’s business that might be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our acquisition or ownership of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except as described below under “Other State Takeover Statutes,” such approval or other action will be sought. There can be no assurance that any such approval or other action, if needed, would be obtained (with or without substantial conditions) or that if such approvals were not obtained or such other actions were not taken adverse consequences might not result to Gentiva’s business or certain parts of Gentiva’s business might not have to be disposed of, any of which could cause us to elect to terminate the Offer without the purchase of Shares thereunder. Our obligation under the Offer to accept for payment and pay for Shares is subject to the conditions set forth in “The Offer — Section 14 — Conditions of the Offer.”

Health Care Regulatory Approvals; Government Contracts. Consummation of the Offer may be subject to certain requirements for notice to and/or prior approval by state and/or federal health care regulators in a number of states where Gentiva operates. In addition, a number of state licensure authorities, state Medicaid programs and the Federal Medicare program, as well as certain of Gentiva’s contracts with governmental authorities, may require notification and/or the completion of certain regulatory filings prior to or shortly after the completion of the Offer. There is no assurance that all such approvals will be obtained, and we may delay consummation of the Offer and the Proposed Merger until they are obtained. We have not yet applied for such approvals or provided such notices.

Delaware Business Combination Statute. Gentiva is subject to the provisions of Section 203, which imposes certain restrictions on business combinations involving Gentiva. For a discussion of the provisions of Section 203, see “The Offer — Section 12 — Purpose of the Offer; Plans for Gentiva; Statutory Requirements; Approval of the Proposed Merger.”

Other State Takeover Statutes. A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. Gentiva, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. Except as described herein, we do not know whether any of these laws will, by their terms, apply to the Offer or any merger or other business combination between us or any of our affiliates and Gentiva, and we have not complied with any such laws. To the extent that certain provisions of these laws purport to apply to the Offer or any such merger or other business combination, we believe that there are reasonable bases for contesting such laws.

In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated, and has a substantial number of stockholders, in the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit. In December 1988, a U.S. federal district court in Florida held in Grand Metropolitan PLC v. Butterworth that the provisions of the Florida Affiliated Transactions Act and the Florida Control Share Acquisition Act were unconstitutional as applied to corporations incorporated outside of Florida.

If any government official or third party seeks to apply any state takeover law to the Offer or any merger or other business combination between us or any of our affiliates and Gentiva, we will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. If it is asserted that one or more state takeover statutes is applicable to the Offer or any such merger or other business combination and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or any such merger or other business combination, we might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and we may be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or any such merger or other business combination. In such case, we may not be obligated to accept for payment or pay for any tendered Shares. See “The Offer — Section 14 — Conditions of the Offer.”

Antitrust. Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements.

Pursuant to the requirements of the HSR Act, we plan to file a Notification and Report Form with respect to the Offer with the Antitrust Division and the FTC as promptly as possible after the date hereof. The waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, 15 days following such filing, unless such 15th day is a Saturday, Sunday or other legal public holiday, in which case the waiting period will expire at 11:59 p.m., New York City time, on the next regular business day. However, before such time, the Antitrust Division or the FTC may extend the waiting period by requesting additional information or documentary material relevant to the Offer from us. If such a request is made, the waiting period will be extended until 11:59 p.m., New York City time, 10 days after our substantial compliance with such request. Thereafter, such waiting period can be extended only by court order.

Shares will not be accepted for payment or paid for pursuant to the Offer until the expiration or earlier termination of the applicable waiting period under the HSR Act. See “The Offer — Section 14 — Conditions of the Offer.” Subject to certain circumstances described in “The Offer — Section 4 — Withdrawal Rights,” any extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. If our acquisition of Shares is delayed pursuant to a request by the Antitrust Division or the FTC for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as our acquisition of Shares pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the

Offer or seeking divestiture of the Shares so acquired or divestiture of our or Gentiva’s substantial assets. Private parties and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be. See “The Offer — Section 14 — Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

If the Antitrust Division, the FTC, a state or a private party raises antitrust concerns in connection with the Offer, Kindred and the Purchaser may engage in negotiations with the relevant governmental agency or party concerning possible means of addressing these issues and may delay consummation of the Offer or the Proposed Merger while such discussions are ongoing.

The consummation of the Offer and the Proposed Merger may be subject to antitrust filings in other countries in addition to the United States. We believe that any required approvals or clearances will be obtained, but there can be no assurance that all such approvals or clearances will be obtained.

Appraisal Rights. You do not have appraisal rights as a result of the Offer. However, if the Proposed Merger is consummated, stockholders of Gentiva who do not tender their Shares in the Offer, continue to hold Shares at the time of the consummation of the Proposed Merger, neither vote in favor of the Proposed Merger nor consent thereto in writing and otherwise comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any (all such Shares collectively, the “Dissenting Shares”). Since appraisal rights are not available in connection with the Offer, no demand for appraisal under Section 262 of the DGCL may be made at this time. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Stockholders should recognize that the value so determined could be higher or lower than, or the same as, the price per Share paid pursuant to the Offer or the consideration paid in the Proposed Merger. Moreover, we may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the price paid in the Offer.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its, his or her rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the price per Share paid in the Proposed Merger. A stockholder may withdraw his demand for appraisal by delivering to us a written withdrawal of his demand for appraisal and acceptance of the merger.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. We recommend that any Gentiva stockholders wishing to pursue appraisal rights with respect to the Proposed Merger consult their legal advisors.

Any merger or other similar business combination with Gentiva would also have to comply with any applicable U.S. federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transaction, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for stockholders to receive cash for their Shares in an amount at least equal to the price paid in the Offer, we may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning Gentiva and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such a transaction be filed with the SEC and distributed to such stockholders prior to consummation of the transaction.

16. Legal Proceedings

We are not aware of any legal proceedings relating to this Offer.

17. Fees and Expenses.

Citigroup Global Markets Inc. is acting as our financial advisor and as the Dealer Manager in connection with the Offer and will receive customary fees in connection with this engagement. We have agreed to reimburse the Dealer Manager for reasonable out-of-pocket expenses incurred in connection with the Offer and to indemnify the Dealer Manager against certain liabilities, including certain liabilities under the U.S. federal securities laws.

We have retained D.F. King & Co., Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telex, telegraph and personal interviews and may request brokers, dealers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection therewith, including certain liabilities under the U.S. federal securities laws.

We will not pay any fees or commissions to any broker or dealer or any other person (other than the Dealer Manager, the Information Agent and the Depositary) for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, banks, trust companies and other nominees will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

18. Miscellaneous.

The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, we may, in our sole discretion, take such action as we may deem necessary to make the Offer in any such jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

No person has been authorized to give any information or make any representation on behalf of Kindred or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act, furnishing certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, may be examined and copies may be obtained from the offices of the SEC in the manner described in “The Offer — Section 9 — Certain Information Concerning the Purchaser and Kindred” of this Offer to Purchase.

KINDRED HEALTHCARE DEVELOPMENT 2, INC.

June 17, 2014

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF KINDRED AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF KINDRED

The name, business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of Kindred are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Kindred. None of the directors and officers of Kindred listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Business Address	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History
Board of Directors
Phyllis R. Yale	680 South Fourth Street Louisville, KY 40202-2412	USA	Chair. Ms. Yale has served as a director of Kindred since January 2010 and as chair since May 2014. Ms. Yale has been an advisory partner with Bain & Company Inc., a global management consulting firm, since July 2010. Ms. Yale was a partner with Bain & Company Inc. from 1987 to July 2010. She currently serves as a director of Blue Cross Blue Shield of Massachusetts.

Joel Ackerman	680 South Fourth Street Louisville, KY 40202-2412	USA	Mr. Ackerman has served as a director of Kindred since December 2008. Mr. Ackerman has served as Chief Executive Officer and a director of Champions Oncology, Inc. (OTC:CSBR), a company engaged in the development of advanced technology solutions and services to personalize the development and use of oncology drugs, since October 2010. Previously, Mr. Ackerman was a Senior Portfolio Fellow with the Acumen Fund, a non-profit global venture fund that uses entrepreneurial approaches to solve the problems of poverty, from November 2009 to July 2010, and Managing Director and head of the Health Services Group at Warburg Pincus LLC, a global private equity firm, from January 1998 to September 2008. Mr. Ackerman served as a director of Coventry Health Care, Inc. (NYSE:CVH), a national managed healthcare company, from November 1999 to May 2013.

Jonathan D. Blum	680 South Fourth Street Louisville, KY 40202-2412	USA	Mr. Blum has served as a director of Kindred since December 2008. Mr. Blum has served as the Chief Global Nutrition Officer for Yum! Brands, Inc. (NYSE:YUM), a restaurant company with over 40,000 restaurants in more than 130 countries and territories and ranked number 201 in the Fortune 500, since March 2012, and as Senior Vice President and Chief Public Affairs Officer since 1997.

Thomas P. Cooper, M.D.	680 South Fourth Street Louisville, KY 40202-2412	USA	Mr. Cooper has served as a director of Kindred since May 2003. Dr. Cooper is the founder and Vice Chairman of Vericare Management, Inc. (“Vericare”), a provider of mental health services to patients in long-term care facilities. Dr. Cooper has served as Vice Chairman of Vericare since January 2012 and as Chairman from 1991 to January 2012. Dr. Cooper is Chairman of the Board of Directors of Hanger, Inc. (NYSE:HGR), a leading provider of orthotic and prosthetic patient care services, where he also serves as a member of the corporate governance and nominating committee and the executive compensation committee. Dr. Cooper is also a director of IPC The Hospitalist Company, Inc. (NASDAQ:IPCM), a leading provider of hospitalist services in the United States, where he serves as the lead independent director and serves on the executive compensation committee.

Paul J. Diaz	680 South Fourth Street Louisville, KY 40202-2412	USA	Mr. Diaz has served as a director of Kindred since May 2002 and as Chief Executive Officer of

Kindred since January 1, 2004. He served as President of Kindred from January 2002 to May 2012 and as Chief Operating Officer of Kindred from January 2002 to December 31, 2003. Mr. Diaz is a director of Davita Health Care Partners, Inc. (NYSE:DVA), a leading provider of kidney care and other healthcare services in the United States and abroad, where he chairs the public policy committee and serves on the nominating and governance committee.

Heyward R. Donigan	680 South Fourth Street Louisville, KY 40202-2412	USA	Mr. Donigan has served as a director of Kindred since March 2014. Ms. Donigan has served as President and Chief Executive Officer and a director of ValueOptions, Inc., the nation’s largest independent behavioral healthcare and wellness company, specializing in the management for all behavioral health issues and mental health and chemical dependency diagnoses, since 2010. Previously, Ms. Donigan was Executive Vice President and Chief Marketing Officer of Premera Blue Cross, an insurer doing business in Washington, Alaska and Oregon, from 2003 to 2010.

Richard Goodman	680 South Fourth Street Louisville, KY 40202-2412	USA	Mr. Goodman has served as a director of Kindred since March 2014. Mr. Goodman has had a three-decade career as a global finance executive, most recently serving as Executive Vice President of Global Operations of PepsiCo, Inc. (NYSE:PEP), a leading global food and beverage company, from 2010 to 2011 and as Chief Financial Officer from 2006 to 2010. Mr. Goodman is a director of Johnson Controls, Inc. (NYSE:JCI), a global diversified technology and industrial company serving customers in over 150 countries, where he chairs the audit committee and serves on the executive and finance committees. Mr. Goodman is also a director of The Western Union Company (NYSE:WU), a leader in global payment services, where he chairs the audit committee and serves on the compensation and benefits committee, and Toys “R” Us, Inc., the world’s leading toy and juvenile products retailer, where he chairs the audit committee.

Christopher T. Hjelm	680 South Fourth Street Louisville, KY 40202-2412	USA	Mr. Hjelm has served as a director of Kindred since June 2011. He has served as the Senior Vice President and Chief Information Officer of The Kroger Co. (NYSE:KR), which operates approximately 2,400 grocery retail stores in 31 states along with a number of convenience stores, jewelry stores, fuel centers and processing plants, since August 2005. Mr. Hjelm served on the Board of Directors of RehabCare Group, Inc. (formerly NYSE:RHB) from July 2007 until June 2011.

Frederick J. Kleisner	680 South Fourth Street Louisville, KY 40202-2412	USA	Mr. Kleisner has served as a director of Kindred since March 2009. Mr. Kleisner served as President and Chief Executive Officer of Morgans Hotel Group Co. (NASDAQ:MHGC), a hospitality company that owns, operates, acquires, develops and redevelops boutique hotels in the United States and Europe, from September 2007 to March 2011, and as a director from February 2006 to March 2011. From October 2007 to March 2011, Mr. Kleisner served as President and a director of Hard Rock Hotel Holdings, LLC, a destination casino and resort company. Mr. Kleisner is a director of Caesars Entertainment Corporation (NASDAQ:CZR), a global casino entertainment provider where he serves on the audit committee. Mr. Kleisner is also a director and member of the audit and compensation committees of Apollo Residential Mortgage, Inc. (NYSE:AMTG), a real estate investment trust that invests in, finances and manages mortgage-backed securities, mortgage loans, and other residential mortgage assets in the United States. Mr. Kleisner served as a director of Innkeepers USA Trust (previously Other-OTC:INKPP), a real estate investment trust, from November 2007 to August 2011.

John H. Short, Ph.D.	680 South Fourth Street Louisville, KY 40202-2412	USA	Mr. Short has served as a director of Kindred since June 2011. Dr. Short has served as a member of the Board of Trustees of Seton Healthcare Family, a nonprofit healthcare provider in Texas, since July 2012. Dr. Short served as Executive Chairman of the Board of Directors of Vericare Management, Inc., a provider of mental health services to patients in long-term care facilities, from March 2012 to October 2012, and as President and Chief Executive Officer of RehabCare Group, Inc. (formerly NYSE:RHB) from May 2004 until June 2011, and as a director from 1991 to June 2011. Dr. Short is a director of WellPoint, Inc. (NYSE:WLP), one of the nation’s largest health benefits companies, where he serves on the audit and compensation committees. Dr. Short also serves as a principal of Short Consulting, LLC, a firm that provides business consulting services to a broad range of healthcare providers.

Executive Officers
Paul J. Diaz	680 South Fourth Street Louisville, KY 40202-2412	USA	Chief Executive Officer and Director. For biographical information, see under “Directors” above.

Benjamin A. Breier	680 South Fourth Street Louisville, KY 40202-2412	USA	President and Chief Operating Officer since May 2012. He was named Chief Operating Officer in August 2010.
Previously he served as Executive Vice President and President of Kindred Healthcare’s Hospital Division from March 2008 to August 2010. Mr. Breier served as President of Kindred’s Peoplefirst Rehabilitation Division from August 2005 to March 2008. Prior to joining Kindred, he served as Concentra, Inc.’s Senior Vice President of Operations from December 2003 to August 2005. He was Concentra’s Vice President of Operations from June 2001 to December 2003. Before this time, Mr. Breier served as Director of Operations at Premier Practice Management, Inc. from January 2000 to May 2001. He joined Premier as Chief Operating Officer in January 1997 and became Chief Executive Officer in June 1998. Premier Practice Management was a subsidiary of Premier, Inc., the largest hospital group purchasing alliance in the U.S. From March 1995 to December 1996, he served as Assistant Vice President at Baptist Health Systems, Inc.

Stephen D. Farber	680 South Fourth Street Louisville, KY 40202-2412	USA	Executive Vice President and Chief Financial Officer since February 2014. Prior to joining Kindred, Mr. Farber served as Executive Vice President and Chief Financial Officer of Rural/Metro Corporation, the nation’s second-largest provider of ambulance, fire protection and safety services, from May 2013 to December 2013, where he led such company’s financial restructuring efforts. Prior to joining Rural/Metro Corporation, Mr. Farber’s principal roles included serving (1) from 2011 to 2012 as Executive-in-Residence with

Warburg Pincus LLC, a global private equity firm, (2) from 2006 to 2009 as Chairman and Chief Executive Officer of Connance, Inc., a predictive analytics provider to healthcare companies, and (3) from 2002 to 2005 as Chief Financial Officer of Tenet Healthcare Corporation (NYSE:THC), at the time, the nation’s second largest hospital operator. Mr. Farber began his career as an investment banker with JP Morgan and Donaldson, Lufkin & Jenrette.

Michael W. Beal	680 South Fourth Street Louisville, KY 40202-2412	USA	President, Nursing Care Division. Mr. Beal most recently served as Executive Vice President of the Nursing Center Division’s East Region, one of two regions within Kindred’s Nursing Center Division. He began his career with Kindred more than 22 years ago as a business office manager. He became a licensed nursing home administrator and a district director of operations. Mr. Beal became a Senior Vice President in 2004 and was promoted to Executive Vice President in 2011.

Steven L. Monaghan	680 South Fourth Street Louisville, KY 40202-2412	USA	President, Hospital Division since October 2013, and as Kindred’s Executive Vice President, Central Region, Hospital Division from January 1999 to September 2013.

M. Suzanne Riedman	680 South Fourth Street Louisville, KY 40202-2412	USA	Chief Diversity Officer and General Counsel since December 2010 and August 1999, respectively. Mrs. Riedman also held the title of Senior Vice President from August 1999 to February 2011.

William M. Altman	680 South Fourth Street Louisville, KY 40202-2412	USA	Executive Vice President for Strategy, Policy and Integrated Care since May 2012. He served as Kindred’s Senior Vice President, Strategy and Public Policy from January 2008 to May 2012 and as Senior Vice President, Compliance and Government

Programs from April 2002 to December 2007.

Joseph L. Landenwich	680 South Fourth Street Louisville, KY 40202-2412	USA	Co-General Counsel and Corporate Secretary since May 2012. Mr. Landenwich, an attorney and certified public accountant, has served as Kindred’s Senior Vice President of Corporate Legal Affairs and Corporate Secretary from December 2003 to May 2012. Mr. Landenwich served as Vice President of Corporate Legal Affairs and Corporate Secretary from November 1999 to December 2003.

Patricia M. Henry	680 South Fourth Street Louisville, KY 40202-2412	USA	Executive Vice President and President, RehabCare since December 2011. She served as Executive Vice President, Skilled Rehabilitation Services Operations, RehabCare from June 2011 to December 2011. Prior to joining Kindred, Ms. Henry served as Executive Vice President, Operations of RehabCare from October 2006 to June 2011.

Stephen R. Cunanan	680 South Fourth Street Louisville, KY 40202-2412	USA	Chief People Officer since June 2013. Prior to joining Kindred, Mr. Cunanan served as Chief Human Resources Officer for Catalyst Health Solutions, Inc. (formerly NASDAQ:CHSI), a Fortune 500 pharmacy benefit management and specialty pharmacy organization, from July 2011 to August 2012, and as Global Vice President, Human Resources for Johnson & Johnson (NYSE:JNJ), a Fortune 500 medical devices, pharmaceutical and consumer packaged goods manufacturer, from 2007 through July 2011.

Jon B. Rousseau	680 South Fourth Street Louisville, KY 40202-2412	USA	President, Care Management Division since July 2013. Prior to joining Kindred, Mr. Rousseau served as Vice President of Global Marketing for Mylan, Inc. (NASDAQ:MYL), a specialty pharmaceutical company focused on the development, manufacturing and marketing of prescription drug products, from August 2012 to June 2013, and as Vice President of North American Marketing from May 2011 to August 2012. Prior to joining Mylan, Mr. Rousseau served as Global Senior Director for the continuous glucose monitoring franchise of Medtronic, Inc. (NYSE:MDT), the world’s leading medical device maker, from November 2007 to April 2011, and led major corporate strategic initiatives and business development for multiple business units at Medtronic from February 2006 to November 2007.

DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER

The name, business address, citizenship and current principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each director and executive officer of the Purchaser are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Kindred or one of our subsidiaries. None of the directors and officers of the Purchaser listed below has, during the past five years, (i) been convicted in a criminal proceeding or (ii) been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Name	Business Address	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History
Board of Directors
Joseph L. Landenwich	680 South Fourth Street Louisville, KY 40202-2412	USA	Mr. Landenwich has served as Co-General Counsel and Corporate Secretary since June 2014. For additional information, see “Directors and Executive Officers of Kindred” above.

Donald H. Robinson	680 South Fourth Street Louisville, KY 40202-2412	USA	Mr. Robinson has served as Senior Vice President, Tax and Treasurer since June 2014. Mr. Robinson has served as Kindred’s Senior Vice President, Tax and Treasurer since January 2004. He previously served as Kindred’s Vice President, Tax from October 2002 to December 2003.

Stephen R. Cunanan	680 South Fourth Street Louisville, KY 40202-2412	USA	Mr. Cunanan has served as Chief People Officer since June 2014. For additional information, see “Directors and Executive Officers of Kindred” above.

Executive Officers
William M. Altman	680 South Fourth Street Louisville, KY 40202-2412	USA	Executive Vice President for Strategy, Policy and Integrated Care since June 2014. For additional information, see “Directors and Executive Officers of Kindred” above.

Benjamin A. Breier	680 South Fourth Street Louisville, KY 40202-2412	USA	President and Chief Operating Officer since June 2014. For additional information, see “Directors and Executive Officers of Kindred” above.

Stephen R. Cunanan	680 South Fourth Street Louisville, KY 40202-2412	USA	Chief People Officer since June 2014. For additional information, see “Directors and Executive Officers of Kindred” above.

Name	Business Address	Citizenship	Current Principal Occupation or Employment and Five-Year Employment History

Stephen D. Farber	680 South Fourth Street Louisville, KY 40202-2412	USA	Executive Vice President and Chief Financial Officer since June 2014. For additional information, see “Directors and Executive Officers of Kindred” above.

Joseph L. Landenwich	680 South Fourth Street Louisville, KY 40202-2412	USA	Co-General Counsel and Corporate Secretary since June 2014. For additional information, see “Directors and Executive Officers of Kindred” above.

M. Suzanne Riedman	680 South Fourth Street Louisville, KY 40202-2412	USA	General Counsel and Chief Diversity Officer since June 2014. For additional information, see “Directors and Executive Officers of Kindred” above.

Donald H. Robinson	680 South Fourth Street Louisville, KY 40202-2412	USA	Senior Vice President, Tax and Treasurer since June 2014. For additional information, see “Board of Directors” above.

Arthur L. Rothgerber	680 South Fourth Street Louisville, KY 40202-2412	USA	Senior Vice President, Reimbursement since June 2014. Mr. Rothgerber, a certified public accountant, has served as Kindred’s Senior Vice President of Reimbursement since January 2004. He served as Corporate Vice President of Reimbursement from January 2000 to December 2003 and also served as Corporate Director of Reimbursement from February 1997 to December 1999.

SCHEDULE II

SECURITIES TRANSACTIONS IN THE PAST 60 DAYS

Other than the purchase of shares of Gentiva common stock in the open market by Kindred set forth in the table below, none of Kindred, the Purchaser or any of the persons identified on Schedule I has engaged in any transaction involving any securities of Gentiva in the past 60 days.

Trade Date	Shares	Average Price
June 5, 2014	100	$14.02

II-1

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

If delivering by mail:	If delivering by courier:

Computershare Trust Company, N.A. c/o Voluntary Corporate Actions PO Box 43011 Providence, RI 02940-3011	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

Questions or requests for assistance may be directed to the Information Agent and the Dealer Manager at their telephone numbers, addresses and/or email addresses set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and Brokerage Firms, Please Call:

(212) 269-5550

All Others Call Toll Free:

(800) 859-8508

Email:

gentivaoffer@dfking.com

The Dealer Manager for the Offer is:

Citigroup Global Markets Inc.

388 Greenwich Street

New York, NY 10013

(212) 816-6532